   As filed with the Securities and Exchange Commission on December 23, 1996
                                                   Registration No. 333-________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                    FORM S-2

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ------------------

                                   T.HQ, INC.
             (Exact name of Registrant as Specified in its Charter)

                                    New York
         (State or Other Jurisdiction of Incorporation or Organization)

                                   13-3541686
                      (I.R.S. Employer Identification No.)

           5016 North Parkway Calabasas, Calabasas, California 91302
                                 (818) 591-1310
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)

                                BRIAN J. FARRELL
                     President and Chief Executive Officer
                                   T.HQ, INC.
                          5016 North Parkway Calabasas
                          Calabasas, California  91302
                                 (818) 591-1310
      (Name, Address, Including Zip Code, and Telephone Number, Including
                        Area Code, of Agent For Service)

                                   Copies to:
      KENNETH H. LEVIN, ESQ.                    ANTHONY J. BISHOP, ESQ.
         Sidley & Austin                 Sheppard, Mullin, Richter & Hampton LLP
555 West Fifth Street, Suite 4000         333 South Hope Street, 48th Floor
   Los Angeles, California 90013             Los Angeles, California 90071
        (213) 896-6000                             (213) 617-1780

                               ------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE

If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1993, please check the following box.   [ ]

If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                ---------------

                        CALCULATION OF REGISTRATION FEE

================================================================================================================
                                                        Proposed Maximum        Maximum
             Title of                   Amount           Offering Price        Aggregate         Amount of
    Each Class of Securities to          to be                 Per              Offering        Registration
          Be Registered               Registered(1)          Share(2)            Price(2)            Fee
---------------------------------------------------------------------------------------------------------------
 Common Stock, $.0001 par value     1,725,000 shares          $9.69           $16,715,250        $5065
================================================================================================================

(1) Includes 225,000 shares which the Underwriter has the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c).

                                ---------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE AN AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                   T.HQ, INC.

                             CROSS-REFERENCE SHEET
                   PURSUANT TO ITEM 501(b) OF REGULATION S-K


Form S-2 Item Number and Caption                      Location or Caption in Prospectus
--------------------------------                      ---------------------------------
1.     Forepart of the Registration Statement
       and Outside Front Cover Page of
       Prospectus   . . . . . . . . . . . . . . .     Facing Page of Registration Statement and
                                                      Outside Front Cover Page
2.     Inside Front and Outside Back Cover Pages
       of Prospectus  . . . . . . . . . . . . . .     Inside Front and Outside Back Cover Pages

3.     Summary Information, Risk Factors and
       Ratio of Earning to Fixed Charges  . . . .     Prospectus Summary; Risk Factors; Capitalization

4.     Use of Proceeds  . . . . . . . . . . . . .     Prospectus Summary; Use of Proceeds

5.     Determination of Offering Price  . . . . .     Outside Front Cover Page; Risk Factors; Market Price of
                                                      Common Stock; Underwriting

6.     Dilution   . . . . . . . . . . . . . . . .     Not Applicable

7.     Selling Security Holders   . . . . . . . .     Not Applicable

8.     Plan of Distribution   . . . . . . . . . .     Outside Front Cover Page; Underwriting

9.     Description of Securities to be
       Registered   . . . . . . . . . . . . . . .     Prospectus Summary; Market Price of Common Stock;
                                                      Dividend Policy; Description of Securities

10.    Interests of Named Experts and Counsel   .     Legal Matters; Experts

11.    Information with Respect to the
       Registrant   . . . . . . . . . . . . . . .     Outside Front and Inside Front Cover Pages; Prospectus
                                                      Summary; Risk Factors; Market Price of Common Stock;
                                                      Dividend Policy; Use of Proceeds; Capitalization;
                                                      Selected Consolidated Financial Data;
                                                      Management's Discussion and Analysis of Financial
                                                      Condition and Results of Operations; Business;
                                                      Management; Principal Stockholders; Description of
                                                      Securities; Shares Eligible for Future Sale;
                                                      Consolidated Financial Statements
12.    Incorporation of Certain Information by
       Reference  . . . . . . . . . . . . . . . .     Incorporation of Certain Documents by Reference

13.    Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities  . . . . . . . . . . . . . . .     Not Applicable

  Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.



                 SUBJECT TO COMPLETION, DATED DECEMBER 23, 1996
PROSPECTUS
                                1,500,000 SHARES

                                   T.HQ, INC.

                                     [LOGO]

                                 COMMON STOCK

                          --------------------------

         All of the 1,500,000 shares of Common Stock, par value $0.0001 per share (the "Common Stock"), offered hereby are being issued and sold by T.HQ, Inc. ("T.HQ" or the "Company"). The Common Stock is quoted on the Nasdaq SmallCap Market under the symbol "TOYH." The Company has applied for listing on the Nasdaq National Market under the symbol "THQI". On December 20, 1996, the last reported sale price of the Common Stock on the Nasdaq SmallCap Market was $9.875 per share.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON
          PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE
    CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


=================================================================================================
                                                       UNDERWRITING
                                                      DISCOUNTS AND                  PROCEEDS
                         PRICE TO PUBLIC              COMMISSIONS(1)              TO COMPANY(2)
-------------------------------------------------------------------------------------------------
 Per Share . . .         $                            $                           $
-------------------------------------------------------------------------------------------------
 Total (3) . . .    $                           $                           $
=================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company, estimated at $400,000.

(3) The Company has granted to the Underwriters' a 30-day option to purchase up to 225,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $__________, $__________ and $__________, respectively.  See "Underwriting."

         THE SHARES OF COMMON STOCK ARE BEING OFFERED BY THE SEVERAL UNDERWRITERS NAMED HEREIN, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THEM AND SUBJECT TO CERTAIN CONDITIONS. THE UNDERWRITERS RESERVE THE RIGHT TO WITHDRAW, CANCEL OR MODIFY SUCH OFFER AND TO REJECT ORDERS IN WHOLE OR IN PART. IT IS EXPECTED THAT THE CERTIFICATES FOR THE SHARES OF COMMON STOCK WILL BE AVAILABLE FOR DELIVERY IN NEW YORK, NEW YORK, ON OR ABOUT ___________, 1997.

                           WEDBUSH MORGAN SECURITIES

                THE DATE OF THIS PROSPECTUS IS __________, 1997

                             [PICTURES OF PRODUCTS]





         IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

         IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by reference to the more detailed information and consolidated financial statements and notes
thereto appearing elsewhere in this Prospectus.   Unless the context otherwise
requires, references in this Prospectus to "T.HQ" or the "Company" are to T.HQ, Inc., a New York corporation, and its subsidiaries. The term "Title" is used in this Prospectus to mean an interactive software title that is released by the Company for use on a particular hardware platform. Unless otherwise stated in this Prospectus, information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. See "Underwriting." All references to shares of Common Stock, including shares subject to warrants and options and warrant and option exercise prices, have been adjusted to reflect the one-for-fifteen reverse stock split effective February 15, 1995.

         This Prospectus includes statements of a forward-looking nature relating to future events or the future financial performance of the Company. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this Prospectus.


                                  THE COMPANY

         T.HQ develops, publishes and distributes interactive entertainment software for the various hardware platforms that collectively dominate the home video game market. The Company currently publishes Titles for all major dedicated platforms manufactured by Sony, Sega and Nintendo, and in 1997 intends to release Titles for the recently introduced Nintendo 64 platform and multi-media personal computers. The Company currently publishes products in most interactive software genres, including action, adventure, arcade, fighting, driving, strategy, simulation and sports. The Company's principal customers include Toys "R" Us, Wal-Mart, Target and Best Buy, other national and regional retailers, discount store chains and specialty retailers.

         The Company achieved a turnaround in 1995, reversing two years of significant losses. Under new leadership, the Company focused its product strategy, improved inventory management and reduced fixed costs. As a result, T.HQ's revenues increased from $13.3 million in 1994 to $33.3 million in 1995. For the nine months ended September 30, 1996, revenues were $29.8 million, compared to $18.9 million for the same period in 1995.

         The Company's objective is to become a leading provider of exciting, high-quality interactive entertainment software that appeals to a broad range of consumers for use on a variety of platforms. The Company's business strategy is based on the following:

         - Developing a portfolio of games, primarily for use on advanced platforms, based on properties that are proprietary or are exclusively licensed to the Company ("franchise" properties). Franchise properties allow the Company to release Titles based on such properties on a variety of hardware platforms, to create sequels to such Titles and to re-release such Titles at secondary and tertiary price points in the future. The Company's exclusively licensed properties currently consist of BASS Masters Classic, Turner's World Championship Wrestling
                 and Brunswick's Tournament of Champions.   Currently, the
                 Company's sole proprietary product is Pax Imperia II.

         - Identifying and licensing titles originally developed in foreign territories with proven or anticipated consumer acceptance and publishing localized versions for advanced platforms for distribution in the United States and other countries. This strategy enables the Company to participate in the market for advanced platform games while limiting risk. In 1996, the Company commenced publishing and distributing Sony PlayStation and Sega Saturn Titles under license from foreign independent software developers, primarily from Japan. In 1997, the Company expects to publish approximately 14 additional Titles acquired in such manner, including K1: The Arena Fighters, Ghost in the Shell and Destruction Derby XL.

         - Publishing high quality software for the large installed base of 16-bit and Game Boy platforms for so long as the Company believes there is a significant market for such Titles. The Company believes that the relatively low cost of development of Titles for such platforms and reduced competition in these markets creates an opportunity to generate continuing sales and profits from these segments of the video game market. Examples of such Titles published by the Company include Disney's Toy Story and Pocahontas and LucasArts' Super Empire Strikes Back and Super Return of the Jedi. Licenses acquired for Titles currently under development include Disney's Hunchback of Notre Dame and Hercules (an animated feature film to be released in 1997). The Company has also entered into agreements with Electronic Arts Inc., a competing independent software company, pursuant to which the Company develops, publishes and distributes Titles based on existing Electronic Arts titles, primarily for SNES and Game Boy. Representative Electronic Arts titles include Madden Football, FIFA International Soccer, NBA Live, NHL Hockey and PGA Tour Golf. The Company intends to continue to seek licenses of such high-recognition properties to publish Titles for older platforms.

         - Expanding its presence in foreign markets that demonstrate (through an increasing installed base of platforms) the potential for commercial success of the Company's Titles. To accomplish this strategy, the Company has established an office in the United Kingdom to oversee its operations in Europe and has developed strategic relationships with Japanese publishers, resulting in foreign sales constituting the 25% of the Company's revenues in 1995 and for the first nine months of 1996.

         - Managing the development and marketing of its Titles in a manner that minimizes financial risk. The Company has experienced and expects to continue to experience fluctuations in its revenues, both on a quarterly basis and otherwise, as a result of numerous factors. The Company attempts to minimize its fixed expenses by such means as adjusting the relative use of employees and independent contractors who perform software development, adopting warehouse and shipping systems that closely link product fulfillment costs to sales volume, and compensating sales representatives based on sales volume. In addition, by implementing strict product ordering and inventory controls, the Company attempts to reduce the risks associated with excessive or obsolete inventory.

                 As of December 16, 1996, the Company had approximately 36 new Titles under license or in various stages of development that are currently scheduled for release in 1997, including seven Titles for PlayStation, seven Titles for Saturn, one Title for Nintendo 64 and two Titles for use on multimedia personal computers.

                 The Company was incorporated in 1989, and its principal executive offices are located at 5016 North Parkway Calabasas, Calabasas, California 91302. Its telephone number at that location is (818) 591-1310.

                                  THE OFFERING

 Common Stock offered by the Company . . . . . . . . .    1,500,000 shares

 Common Stock outstanding after this offering (1)  . .    6,238,685 shares

 Use of proceeds . . . . . . . . . . . . . . . . . . .    General corporate purposes, including obtaining
                                                          licenses for and development expenditures related to
                                                          new titles, repayment of borrowings under the
                                                          Company's revolving credit facility, and making
                                                          acquisitions of related businesses.  See "Use of
                                                          Proceeds."

 Nasdaq SmallCap symbol  . . . . . . . . . . . . . . .    TOYH

 Proposed Nasdaq National Market symbol  . . . . . . .    THQI

________________________________

(1) Based on shares outstanding as of December 16, 1996. Excludes 509,999 shares of Common Stock issuable upon exercise of options issued pursuant to the Company's Amended and Restated 1990 Stock Option Plan (the "Stock Option Plan") at a weighted-average exercise price of $3.41 per share, 481,010 shares of Common Stock issuable upon exercise of other options at a weighted-average exercise price of $4.09 per share, and 704,091 shares of Common Stock issuable upon exercise of other warrants at a weighted average exercise price of $16.79 per share. See "Description of Securities," "Shares Eligible for Future Sale" and "Underwriting."





         T.HQ is a registered trademark and trade name of the Company. Nintendo(R), Super Nintendo Entertainment System(R) ("SNES"), Game Boy(R) and Nintendo 64(R) are registered trademarks of Nintendo of America, Inc. ("Nintendo"). Sega(R), Genesis(R), Game Gear(R) and Saturn(R) are registered trademarks of Sega of America, Inc. ("Sega"). Sony PlayStation(R) is a registered trademark of Sony Computer Entertainment Inc. ("Sony"). Nintendo, Sega and Sony are referred to herein collectively as the "Manufacturers." This Prospectus includes trademarks other than those identified in this paragraph.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                               Nine Months
                                                             Year Ended December 31,                        Ended September 30,
                                           ----------------------------------------------------------    ------------------------
                                             1991        1992        1993         1994         1995        1995            1996
                                           --------    --------    --------     --------     --------    --------        --------
 STATEMENT OF OPERATIONS DATA:

 Net sales . . . . . . . . . . . . . .      $32,940    $56,478     $ 37,478     $ 13,289      $33,250     $18,935        $29,772
 Operating income (loss) . . . . . . .        6,114      6,762      (19,233)     (17,367)         757         246          1,106
 Income (loss) before income taxes . .        6,224      6,686      (19,653)     (17,479)         623         154            891
 Net income (loss) . . . . . . . . . .        4,088      4,046      (16,240)     (17,490)         601         154            887
 Net income (loss) per share . . . . .      $  4.94    $  2.79     $ (10.80)    $  (8.75)     $   .17     $   .05        $   .19
 Weighted-average number of common
   and common equivalent shares
   outstanding . . . . . . . . . . . .          828      1,448        1,504        1,998        3,482       3,007          4,684

                                                                                                              September 30, 1996
                                                                                                          --------------------------
                                                                                                          Actual      As Adjusted(1)
                                                                                                          -------     --------------
 BALANCE SHEET DATA:

 Working capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $ 8,203
 Total assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          20,193
 Revolving Credit Facility . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           1,478
 Long-term debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            --
 Stockholders' equity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           9,613

(1) Adjusted to give effect to the anticipated application of the estimated net proceeds to the Company of this offering based on the assumed public offering price of $____ per share. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS


         Prospective purchasers of the Common Stock offered hereby should consider carefully, in addition to the other information contained in this Prospectus, the risk factors set forth below before making a decision to purchase the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. In each instance in which a risk factor identifies an event that would or could adversely affect the Company, such risk should be viewed as potentially adversely affecting the Company's business, results of operations and financial condition.


ACQUISITION OF PROPERTIES AND DEVELOPMENT OF NEW TITLES

         The Company's continuing profitability is a direct result of its ability to timely develop and sell new Titles to replace declining revenues from older Titles. Consumer preferences for interactive entertainment software ("Software") are difficult to predict, and few Software titles achieve sustained market acceptance. If revenues from new Titles fail to replace declining revenues from existing Titles, the Company would be materially and adversely affected.

         The development of new Titles is dependant in substantial part upon the Company's identification and exploitation in a timely manner of titles based upon entertainment projects (such as movies, television programs and arcade games), sports and entertainment personalities, or popular sports, trends or concepts ("Properties") that have high public visibility or recognition or that reflect the trends of popular culture. The determination of which Titles the Company should develop is highly subjective and there can be no assurances that any new Title will be successful. In addition, the Company is in competition with numerous other Software companies for licenses to develop Software based on such Properties. To the extent competition intensifies for licenses to highly desirable Properties, the Company may encounter increased difficulty in obtaining these licenses. See "Business - Competition." The failure of the Company to accurately identify and secure the rights to Properties that are or will become popular would have a material adverse effect on the Company.

         Properties generate significant public interest for periods that are unpredictable and short. Consequently, the Company's commercially successful Titles may be marketable in material quantities for only a limited time, often for less than six months. As is typical of Software, the life cycle of a Title generally consists of a relatively high level of sales during the first few months after introduction, followed by market saturation and a decline in sales. Accordingly, substantially all of the Company's net sales for a particular year are generated by Titles released in that year. In some instances, a sales decline may also be accompanied by decreasing sales prices, which may result in credits or allowances to the Company's customers. See " -- Discounts, Allowances and Returns; Inventory Management." In addition, the development cycle for new Titles, including the development of the necessary game software, approval by the Manufacturer and production of the initial cartridges or CD-ROMs, typically has ranged from nine to 18 months. During such period, the market appeal of a Title may decline. To the extent the Company experiences delays in the development or shipment of new Titles, or if new Titles are not successful in the market, the Company would be materially and adversely affected. See "Business -- Software Design and Development" and "Business - Manufacturing."

         As of December 16, 1996, the Company had approximately 36 new Titles under license or in various stages of development that are currently scheduled for release in 1997. For the reasons set forth above, there can be no assurance that the Company will be able to release each of these Titles within such time or at all, or that the Company will be able to secure the rights to new Titles at a rate that will maintain the Company's current development and release schedule.


DISCOUNTS, ALLOWANCES AND RETURNS; INVENTORY MANAGEMENT

         Although the Company's arrangements with its distributors and retailers generally do not give such customers the right to return manufactured products embodying the Titles (the "Products") to the Company (other than defective Products) or to cancel firm orders, the Company often negotiates accommodations to retailers (and, less often, to distributors) when demand for specific items falls below expectations for the purpose of maintaining its relationships with its customers. Such accommodations consist of acquiescing to the customer's request that not all booked orders be filled or that not all shipped orders be accepted, negotiated price discounts, credits against future orders and, less often, the return of Products to the Company. It is the Company's practice to accept all returns of defective or damaged Products.

         At the time of Product shipment, the Company establishes provisions against the gross revenues generated by such shipment based on estimates of future returns of, and other customer accommodations that may be granted with respect to, such Products, based on the Company's historical experience, retailer inventories of the Titles and other factors. For the year ended December 31, 1995 and the nine months ended September 30, 1996, provisions of approximately $3.6 million and $3.3 million, respectively, were taken against gross sales made during such periods, and as of September 30, 1996 the Company's aggregate reserve against accounts receivable for returns and customer accommodations was approximately $3.3 million.

         The Company cannot predict the amount or nature of accommodations that will be provided to its customers in future periods. Although the Company believes its reserves are adequate with respect to such matters, there can be no assurance that actual returns and other customer accommodations will not exceed the reserves established. To the extent such accommodations were to exceed the Company's reserves, the Company would be adversely affected.

         The identification by the Company of slow-moving or obsolete inventory, whether as a result of requests from customers for accommodations or otherwise, would require the Company to establish reserves against such inventory or to write-down the value of such inventory to its estimated net realizable value. In 1993 and 1994 the Company incurred material charges to income as a result of such write-downs, but has not experienced such problems subsequent to those periods. While the Company believes that substantially all of its current inventory is saleable in the ordinary course, there can be no assurance that in the future the Company will not be required to incur charges related to slow-moving or obsolete inventory.


REVENUE FLUCTUATIONS AND SEASONALITY

         The Company has experienced and may continue to experience significant quarterly fluctuations in net sales and operating results due to a variety of factors, including the timing of releases of new Titles by the Company, the popularity of both new Titles and Titles released in prior periods, fluctuations in the mix of Titles with varying profit margins, the timing of customer orders, the timing of shipments by the Manufacturers, fluctuations in the size and rate of growth of consumer demand for Software for various hardware platforms ("Platforms"), the timing of the introduction of new Platforms and the accuracy of retailer's forecasts of consumer demand. The Company's expenses are based, in part, on its expectations of future revenues and, as a result, operating results would be disproportionately and adversely affected by a decrease in sales or a failure by the Company to meet its sales
expectations.   In addition, the Software market is highly seasonal, with sales typically significantly higher during the fourth quarter (due primarily to the increased demand for interactive games during the year-end holiday buying season). See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview." There can be no assurance that the Company can maintain consistent profitability on a quarterly or annual basis.

CUSTOMER CONCENTRATION AND CREDIT RISK

         Sales to the Company's ten largest customers collectively accounted for approximately 52% of the Company's gross sales in 1995 and 54% for the nine months ended September 30, 1996. Toys "R" Us, Wal-Mart and Kay Bee accounted for approximately 12%, 10% and 7%, respectively, of the Company's gross sales in 1995. For the nine months ended September 30, 1996, Toys "R" Us, Wal-Mart and Target accounted for 12%, 9% and 7% of the Company's gross sales, respectively. The Company has no written agreement or other understanding with any of its customers that relate to future purchases by such customers, and thus such purchases could be terminated at any time. A termination of or other adverse change in the Company's relationship with any of its largest customers would have a material adverse effect on the Company.

         The Company's sales of Products are typically made on credit, with terms that vary depending upon the customer and demand for such Products. The Company does not hold any collateral to secure payment by its customers, and currently does not factor any of its receivables. Thus, the Company bears the risk of its customers' and distributors' inability to pay such receivables or the effect of any delay in such payment. Retailers and distributors compete in a volatile industry and are subject to the risk of business failure. A business failure by any of the Company's largest customers would have, and a business failure by any of the Company's distributors or other retailers could have, a material adverse effect on the Company.


RISKS ASSOCIATED WITH TITLES FOR MULTI-MEDIA PERSONAL COMPUTERS AND PROPRIETARY TITLES

         In 1996, the Company acquired Heliotrope Studios, Inc. ("Heliotrope") in order to expand its offerings of interactive games and to enable the Company to develop Titles for the multimedia personal computer ("PC") market. See "Business - Business Strategy" and

"Business - Software Design and Development." While the principals of Heliotrope have certain experience developing and marketing CD-ROM games for PCs, prior to this acquisition the Company had no experience in this segment of the Software market. The development and marketing of such Titles can be expected to subject the Company to risks in addition to those encountered in the operation of the Company's historical business, some of which may not be anticipated by the Company. Such risks include the ability to accurately predict which Titles have appeal to the purchasers of interactive games for PCs, greater reliance on distributors in order to obtain retail distribution, and the greater retailer returns experienced for CD-ROMs for PCs. There can be no assurance that the Company will be able to successfully develop and market Titles for the PC market.

         In 1997, the Company expects to release its first proprietary Title, Pax Imperia II, an intergalactic strategy game. The Company's strategy includes acquiring or developing other Properties that are proprietary to the Company. The developing and marketing of such Titles can also be expected to subject the Company to additional risks, including the risk that Titles that do not have high public visibility or recognition will have more limited market appeal.


GROWTH STRATEGY

         From time to time the Company evaluates potential acquisitions of, or investments in, other Software publishers or developers that the Company believes will complement or enhance its business. In connection with any such acquisitions, the Company may incur debt or issue debt or additional equity securities, depending on market conditions and other factors. There can be no assurance that the Company will consummate any such acquisitions or investments or, if consummated, that such acquisitions or investments will prove to be beneficial to the Company. The Company is not currently negotiating, nor does it have any commitments or understandings with respect to, any future acquisitions or investments.


DEPENDENCE ON THE PLATFORM MANUFACTURERS

         The Company is wholly dependent on the Manufacturers and its licenses with the Manufacturers (the "Platform Licenses") for the right to publish Titles for the Manufacturers' Platforms and for the manufacture of its Titles. For the year ended December 31, 1995, 79% of the Company's net sales consisted of Nintendo Titles and 21% consisted of Sega Titles, and for the nine months ended September 30, 1996, 74% of net sales consisted of Nintendo Titles, 15% consisted of Sega Titles and 11% consisted of Sony Titles. The Company's current Platform License with Sega limits the Company to introducing three titles for the Sega Genesis per year of the licence. In addition, the Company's Platform License with Sony, and with Nintendo for Nintendo 64 currently under negotiation, require that the Company obtain approval for the publication of new Titles on a title-by-title basis. As a result, the number of Titles the Company is able to publish for these Platforms, and thus the Company's revenues from Titles for these Platforms, may be limited.

         In the event that, at the end of the term of the current Platform License with a Manufacturer, such Manufacturer chooses not to renew or extend such agreement, or if a Manufacturer were to terminate such license for any reason, the Company would be unable to publish additional Titles for such Manufacturer's Platform, which would materially and adversely affect the Company.

         Each of the Manufacturers is the sole manufacturer of the Products published by the Company under license from such Manufacturer. The Platform Licenses provide that such Manufacturer may raise prices for the Titles at any time and include other provisions giving the Manufacturer substantial control over the Company's release of new Titles. Furthermore, the relatively long manufacturing cycle for cartridge- based Products (from 30 to 75 days) requires the Company to accurately forecast retailer and consumer demand for its Titles. Since each of the Manufacturers is also a publisher of Software for its own Platforms, and also manufactures products for all of their other licensees, the Manufacturers may give priority to their own products or those of other publishers in the event of insufficient manufacturing capacity. If the Company experiences unanticipated delays in the delivery of Products for these or any other reasons, the Company would be materially and adversely affected. See "Business - Manufacturing."


RECOVERY OF PREPAID ROYALTIES, GUARANTEES AND CAPITALIZED DEVELOPMENT COSTS

         The Company typically enters into agreements with licensors of Properties and developers of Titles that require advance payments of royalties and/or guaranteed minimum royalty payments. There can be no assurance that the sales of Products for which such royalties are paid will be sufficient to cover the amount of these required royalty payments. The Company capitalizes its prepaid royalties, and capitalizes software development costs upon the establishment of technological feasibility of the Title under development. Amortization of these payments and costs is determined on a title-by-title basis based on the greater of (i) the ratio of current gross revenues for a Title to the sum of its current and anticipated gross revenues, or (ii) the straight-line method over the estimated remaining economic life of the Title. The Company analyzes such capitalized costs quarterly and writes off as project abandonment losses these capitalized payments and costs (and expenses any unpaid guaranteed minimum royalties) when, based on the Company's estimate, future revenues will not be sufficient to recover such costs. As of September 30, 1996, the Company had prepaid royalties and capitalized development costs of approximately $5.2 million. If the Company were required to write off a material portion of its prepaid royalties or capitalized development costs, the Company's results of operations could be adversely affected.


CHANGES IN CONSUMER DEMAND AND TECHNOLOGY

         During the approximately 20-year history of the interactive entertainment industry, there have been periods of significant growth in consumer interest, followed by periods in which growth has substantially declined. The Company's sales are dependent, among other factors, on the popularity and unit sales of Platforms generally, as well as the relative popularity and unit sales of the Platforms of the various Manufacturers. The relative popularity of Platforms has experienced wide fluctuations in recent years. Unexpected declines in the popularity of a particular Platform can be expected to have a material adverse effect on consumer demand for Titles released or scheduled for release for such Platform.

         The interactive game industry is characterized by rapid technological change. As a result, the Company must continually anticipate and adapt its offerings to emerging Platforms and evolving consumer preferences. The development of Software for new Platforms requires substantial investment. Generally, such development efforts must occur well in advance of the release of new Platforms in order to introduce Titles on a timely basis following the release of such Platforms. The development and marketing of Titles for new Platforms may require greater financial and technical resources than are currently available to the Company. In addition, there can be no assurance that the new Platforms for which the Company develops Titles will achieve market acceptance and, as a result, there can be no assurance that the Company's development efforts with respect to such new Platforms will lead to marketable Titles or Titles that generate sufficient revenues to recover their development and marketing costs. This risk can be expected to increase in the future, as continuing increases in development costs require corresponding increases in net sales in order for the Company to maintain profitability. In addition, as the Company introduces CD-ROM Titles for PCs, the Company's game software must maintain compatibility with such computers, their operating software and their hardware accessories. The failure of the Company to timely develop Titles for new Platforms that achieve significant market acceptance, to maintain net sales that are commensurate with product development costs, or to maintain such compatibility would have a material adverse effect on the Company.

         The introduction of new Platforms and technologies can render existing Software obsolete and unmarketable. More commonly, as Platforms age and are superseded by more advanced Platforms, consumer demand for Software for older Platforms diminishes. While the Company's experience indicates that competition for licenses to develop new Titles for older Platforms is significantly less intense than for newer Platforms, there can be no assurance that, as a result of such reduced consumer demand for such Titles, the Company's Titles for such Platforms will generate sufficient sales to make such Titles profitable. Despite this diminishing demand, the Company intends to continue to publish new Titles for these older Platforms for so long as the Company believes there is a significant market for such Titles.

         A number of Software publishers who compete with the Company are currently developing Software for use by consumers over the Internet. While the Company believes that the market for such Software is currently insignificant, future increase in the availability of such Software or technological advances in such Software could result in a decline in Platform-based Software and thus have a material adverse effect on the Company.


COMPETITION

         The interactive entertainment industry is intensely competitive. The Company competes, for both licenses to Properties and the sale of Software, with the Manufacturers, each of whom is the largest developer and marketer of Software for its Platforms. There can be no assurance that these companies will not increase their own Software development efforts. As a result of their commanding positions in the industry as the manufacturers of Platforms and publishers of Software for their Platforms, the Manufacturers generally have better bargaining positions with respect to retail pricing, shelf space and purchases than do any of their licensees, including the Company. In addition, each of the Manufacturers has dozens of active licensees, each of which is also a competitor of the Company. Each of the Manufacturers and many of these other competitors (such as Acclaim Entertainment, Inc., Disney Interactive, Inc., Electronic Arts Inc., GT Interactive Software Corp., Midway Games Inc. and Microsoft Corporation) have broader Software lines and greater financial, marketing and other resources than the Company; these competitive advantages enable such competitors to market their Software more aggressively and make higher offers or guarantees in connection with the acquisition of licensed Properties. In addition, as competition for retail shelf space becomes more intense, the Company may need to increase marketing expenditures to maintain sales of its Titles; and as competition for popular Properties increases, the cost of acquiring licenses for such Properties is likely to increase, resulting in reduced margins. Prolonged price competition, increased licensing costs or reduced profit margins would have a material adverse effect on the Company. There can be no assurance that the Company will be able to compete successfully with the Manufacturers and their other licensees in the future.

         In addition, the market for the Company's products is characterized by significant price competition, and the Company expects that it will face increasing pricing pressures from its current and future competitors. Accordingly, there can be no assurance that the Company will be able to provide products that compare favorably with the products of the Company's competitors or that competitive pressures will not require the Company to reduce its prices. Any material reduction in the price of the Company's products would negatively affect operating income as a percentage of net revenue and would require the Company to increase unit sales in order to maintain net revenue.

         The Company believes that large diversified entertainment, cable and telecommunications companies, in addition to large software companies, are increasing their focus on the interactive entertainment market, which will result in greater competition for the Company. In particular, many of the Company's competitors are developing on-line interactive games and interactive networks that will be competitive with the Company's interactive products. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, operating results and financial condition.

DEPENDENCE ON KEY PERSONNEL

         The Company relies to a substantial extent on the management, marketing, sales, technical and software development skills of a limited number of employees to formulate and implement its business plan, including the development of its Titles. The Company's success depends upon, to a significant extent, its ability to attract and retain key management and software development personnel. Competition for such employees is acute and the process of locating key personnel with the combination of skills and attributes required to execute the Company's strategy is often lengthy. The loss of services of key personnel could have a material adverse effect on the Company. The only officer with whom the Company has an employment agreement is Brian J. Farrell, its President and Chief Executive Officer. See "Management."


PROPRIETARY RIGHTS OF THE MANUFACTURERS

         The Company depends on the Manufacturers for the protection of intellectual property rights to their respective Platforms, cartridges and CD-ROMs, their ability to control the proliferation of new titles by licensees and others, and their ability to discourage unauthorized persons from producing Software for their Platforms. There can be no assurance that the Manufacturers will be able to continue to (i) protect their rights so that the proprietary information and technology licensed by the Company from the Manufacturers will not become generally available, (ii) control the proliferation of Software,
(iii) discourage unauthorized persons from producing Software, or (iv) believe that it is in their best interests to continue any of the foregoing policies.
A change in any of these policies could have a material adverse effect on the Company.


PROPRIETARY RIGHTS OF THE COMPANY

         As a result of the Company's acquisition of Heliotrope, the Company owns the rights to certain intellectual property with respect to Pax Imperia and its sequel. See "Business - Strategy." However, other than such rights, its licenses from the Manufacturers to produce Titles and its licenses to develop and/or publish Titles based on Properties owned or controlled by others, the Company does not have any material proprietary rights, technology or intellectual property.

         As a result of the proprietary rights of the Manufacturers and the efforts taken by the Manufacturers to protect such rights, the Company does not believe that there is a material amount of unauthorized copying of the Company's Titles. However, unauthorized production occurs in the computer software industry generally, and were a significant amount of unauthorized production of the Company's CD-ROM Products for PCs to occur, the Company could be materially and adversely affected.

FOREIGN SALES AND CURRENCY FLUCTUATIONS

         For fiscal year 1995 and the first nine months of 1996, foreign sales represented approximately 25% of the Company's net sales, and the Company expects that foreign sales will continue to account for a significant portion of its net sales in future periods. Foreign sales are subject to inherent risks, including unexpected changes in regulatory requirements, tariffs and other barriers, difficulties in staffing and managing foreign operations and the possibility of difficulty in accounts receivable collection. There can be no assurance that these or other factors will not have an adverse effect on the Company's future foreign sales.

         Because the majority of foreign sales are made in U.S. dollars, the Company does not believe that foreign currency fluctuations have had a material effect on its results of operations. To the extent the Company's foreign sales increase and such sales are not denominated in U.S. dollars, the Company's reported sales and results of operations could be adversely affected by foreign currency fluctuations. The Company has not engaged in any foreign exchange hedging activities and does not have any current plans to engage in any such activities.


LIMITATION ON USE OF NET OPERATING LOSS CARRYFORWARDS

         At December 31, 1995, for federal income tax purposes the Company had reported approximately $17.5 million of net operating loss ("NOL") carryforwards incurred since 1993. The sale of the shares of Common Stock offered by the Company hereby will result in an "ownership change" of the Company for purposes of Sections 382 and 383 of the Internal Revenue Code of 1986, as amended. As a result, the amount of the NOL carryforward available to reduce the Company's federal income tax liability in future years in which the Company has taxable income will be limited to an annual amount equal to (i) the fair market value of the Company's capital stock immediately prior to the consummation of the offering made hereby, multiplied by (ii) the "long-term tax exempt rate" published by the Internal Revenue Service for the month in which this offering is consummated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview."


VOLATILITY OF SHARE PRICE

         The market price of the Common Stock has been, and is likely to continue to be, highly volatile. Such price has fluctuated substantially in recent periods. See "Market Price of Common Stock and Dividend Policy." In addition, there has been a history of significant volatility in the market prices for shares of other companies engaged in the Software industry. Factors such as the timing and market acceptance of new Titles, the introduction of new Software by the Company's competitors, loss of key personnel of the Company, variations in quarterly operating results or changes in market conditions in the Software industry generally could have a significant impact on the market price of the Common Stock. Thus, there can be no assurance that the market price of the Common Stock will not decline below the public offering price or experience extreme volatility.


NO DIVIDENDS

         The Company has not paid any cash or other dividends on its Common Stock and does not expect to declare or pay any cash dividends in the foreseeable future. In addition, the Company's revolving credit agreement restricts the payment of any cash dividends. See "Dividend Policy."


SHARES ELIGIBLE FOR FUTURE SALE

         Sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock. Upon completion of this offering, the 1,500,000 shares of Common Stock offered hereby (1,725,000 million if the Underwriters' over-allotment option is exercised in full) will be eligible for sale in the open market. Upon the expiration of "lock-up agreements" with the Underwriters, 180 days after the consummation of this offering (or earlier if the Underwriters decide to release shares from these lock-up agreements) the shares subject to these agreements will be eligible for sale subject to the limitations of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act") with respect to shares held by "affiliates" of the Company (as that term is defined under the Securities Act). In addition, the Company has reserved for issuance sufficient shares to fulfill its obligations to issue shares upon the exercise of certain options and warrants to purchase shares of Common Stock. See "Description of Securities -- Warrants and Options" and "Shares Eligible for Future Sale."

                                USE OF PROCEEDS


         The net proceeds to the Company from the sale of the 1,500,000 shares of Common Stock offered by the Company hereby, after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $13,375,625 (approximately $15,441,969 if the Underwriters' over-allotment option is exercised in full), assuming the shares offered hereby are sold at the public offering price of $9.875 per share. The Company intends to use such proceeds for general corporate purposes including obtaining licenses for, and development expenditures related to, new Titles and the repayment of amounts outstanding under the Company's revolving credit facility with a bank (the "Revolving Credit Facility"). A portion of such proceeds may also be used to fund acquisitions related to the Company's business. The Company is not currently negotiating, nor does it have any commitments or understandings with respect to, any acquisitions of or investments in other companies. Following the repayment of indebtedness under the Revolving Credit Facility, and pending the use of the balance of such proceeds for such other purposes, the Company will invest such proceeds principally in United States government securities, short-term certificates of deposit, money market funds or other short-term, interest-bearing investments.

         All borrowings under the Revolving Credit Facility are due in full on June 30, 1997, at which time the Revolving Credit Facility will terminate if not extended. The interest rate under the Revolving Credit Facility is the bank's prime lending rate plus 1.25% per annum. At December 16, 1996, the Company had $4,903,000 of borrowings outstanding under the Revolving Credit Facility, all of which the Company used for general corporate purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

                          MARKET PRICE OF COMMON STOCK


         Through approximately February 17, 1995, the Common Stock traded on the Nasdaq National Market under the symbol "TOYH." Since February 20, 1995, the Common Stock has been quoted on the Nasdaq SmallCap Market under the same symbol. The following table sets forth for the periods indicated the high and low closing sales prices of the Common Stock as reported on the Nasdaq National Market or the Nasdaq SmallCap Market.

                                                            Closing Sales Prices
                                                    High                               Low
 1994

 First Quarter . . . . . . . . . .                $22-1/2                           $11-23/32
 Second Quarter  . . . . . . . . .                 14-1/16                           11-23/32
 Third Quarter . . . . . . . . . .                 16-7/8                            11-1/4
 Fourth Quarter  . . . . . . . . .                 21-9/16                            8-7/16

 1995

 First Quarter . . . . . . . . . .                  9-3/8                             2-3/4
 Second Quarter  . . . . . . . . .                  3-1/8                             1-35/64
 Third Quarter . . . . . . . . . .                  4-3/4                             1-15/16
 Fourth Quarter  . . . . . . . . .                  6                                 2-3/4


 1996

 First Quarter . . . . . . . . . .                  5-3/16                            3-1/2
 Second Quarter  . . . . . . . . .                  6-1/4                             3-3/16
 Third Quarter . . . . . . . . . .                  7-9/16                            4-1/8
 Fourth Quarter (through
    December 20, 1996) . . . . . .                 10-3/8                             6-15/16


         The closing sale price of the Common Stock on December 20, 1996, as reported on the Nasdaq SmallCap Market was $9.875 per share. As of December 16, 1996, there were approximately 416 holders of record of the Common Stock.


                                DIVIDEND POLICY

         The Company has never declared or paid any dividends on the Common Stock and does not intend to pay any cash dividends on the Common Stock in the foreseeable future. The Company intends to retain its earnings, if any, for the future operation and expansion of its business. The Revolving Credit Facility prohibits the Company from declaring or paying any dividend on, or making any distribution in respect of, the Company's capital stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

                                 CAPITALIZATION

         The following sets forth (i) the actual capitalization of the Company at September 30, 1996, (ii) such capitalization as adjusted to give effect to the receipt of the net proceeds from the sale of 1,500,000 shares of Common Stock offered by the Company hereby at the assumed public offering price of $____ per share (less underwriting discounts and commissions and estimated offering expenses). This information is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and the notes thereto included elsewhere in this Prospectus.



                                                                                       SEPTEMBER 30, 1996
                                                                                     -----------------------
                                                                                         (in thousands)

                                                                                     Actual      As Adjusted
                                                                                     ------      -----------
 Revolving Credit Facility (1) . . . . . . . . . . . . . . . . . . . . . . . .      $  1,478
                                                                                    --------

 Stockholders' equity:
   Common stock, par value $0.0001;
     100,000,000 shares authorized; 4,701,420 shares issued and outstanding;
     6,201,420 shares issued and outstanding as adjusted (2) . . . . . . . . .             4
   Cumulative foreign currency translation adjustment  . . . . . . . . . . . .          (367)
   Additional paid-in capital  . . . . . . . . . . . . . . . . . . . . . . . .        34,452
                                                                                    --------
   Accumulated deficit . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (24,476)

          Total stockholders' equity . . . . . . . . . . . . . . . . . . . . .         9,613
                                                                                    --------

          TOTAL CAPITALIZATION . . . . . . . . . . . . . . . . . . . . . . . .      $ 11,091
--------------------                                                                ========


(1) As of December 16, 1996, the actual amount outstanding under the Revolving Credit Facility was $4,903,000. In addition, as of such date the Company's lenders had issued and outstanding an aggregate of $5,144,000 of letters of credit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

(2) Excludes (i) 509,999 shares of Common Stock issuable upon exercise of options issued pursuant to the Stock Option Plan at a weighted-average exercise price of $3.41 per share; (ii) 481,010 shares of Common Stock issuable upon exercise of other options at a weighted-average exercise price of $4.09 per share and; (iii) 704,091 shares of Common Stock issuable upon exercise of other warrants at a weighted average exercise price of $16.79 per share. See "Description of Securities."

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


         The following selected consolidated financial data of the Company for each of the years ended December 31, 1993, 1994 and 1995 have been derived from and are qualified by reference to the audited consolidated financial statements of the Company included elsewhere in this Prospectus which have been audited by Deloitte & Touche LLP, independent auditors. The following selected consolidated financial data as of and for the periods ended December 31, 1991 and 1992 were derived from audited financial statements not included in this Prospectus. The selected financial data as of and for the nine months ended September 30, 1995 and 1996 are derived from unaudited financial statements but have been prepared on a basis substantially consistent with the audited consolidated financial statements and, in the opinion of the Company, contain all adjustments (which consist only of normal recurring adjustments) necessary to present fairly the financial position and results of operations of the Company as of such dates and for such periods. The results of operations for interim periods are not necessarily indicative of a full year's operations. This selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                                      Nine Months
                                                           Year Ended December 31,                 Ended September 30,
                                            ----------------------------------------------------   -------------------

 STATEMENT OF OPERATIONS DATA:                1991       1992       1993       1994       1995       1995       1996
                                            --------   --------   --------   --------   --------   --------   --------
 Net sales . . . . . . . . . . . . . . .     $32,940   $56,478    $37,478    $13,289    $33,250    $18,935    $29,772
                                             -------   -------    -------    -------    -------    -------    -------
   Cost and expenses:
   Cost of sales . . . . . . . . . . . .      16,933    31,521     31,415     12,651     19,501     10,798     16,783
   Royalties . . . . . . . . . . . . . .       4,427     7,179      6,028      2,327      3,641      2,103      5,084
   Product development . . . . . . . . .         284       831      1,186        713        761        527        767
   Project abandonment . . . . . . . . .         ---       ---      5,489      3,754      1,025        375        375
   Selling . . . . . . . . . . . . . . .       1,466     4,237      4,843      5,909      2,393      1,689      2,304
   General and administrative  . . . . .       3,716     5,948      7,221      4,806      3,988      2,475      2,764
   Operating interest  . . . . . . . . .         ---       ---        529        496      1,184        722        589
                                             -------   -------   --------   --------    -------    -------    -------
     Total costs and expenses  . . . . .      26,826    49,716     56,711     30,656     32,493     18,689     28,666
                                             -------   -------   --------   --------    -------    -------    -------
   Income (loss) from operations . . . .       6,114     6,762    (19,233)   (17,367)       757        246      1,106
   Interest income (expense) - net . . .         110       (76)      (420)      (112)      (134)       (92)      (215)
                                             -------   -------   --------   --------    -------    -------    -------
   Income (loss) before income taxes . .       6,224     6,686    (19,653)   (17,479)       623        154        891
   Provision (benefit) for
     income taxes  . . . . . . . . . . .       2,136     2,640     (3,413)        11         22        ---          4
                                             -------   -------   --------   --------    -------    -------    -------
   Net income (loss) . . . . . . . . . .     $ 4,088   $ 4,046   $(16,240)  $(17,490)   $   601    $   154    $   887
                                             =======   =======   ========   ========    =======    =======    =======
   Net income (loss) per share . . . . .     $  4.94   $  2.79   $ (10.80)   $ (8.75)   $   .17    $   .05    $   .19

   Weighted average number of
     common and common equivalent
     shares outstanding  . . . . . . . .         828     1,448      1,504      1,998      3,482      3,007      4,684



                                                                December 31,                       September 30,
                                            ----------------------------------------------------   -------------
 BALANCE SHEET DATA:                          1991       1992       1993       1994       1995          1996
                                            --------   --------   --------   --------   --------      --------
 Working capital . . . . . . . . . . . .     $17,036   $25,036    $ 11,046   $ 3,736    $ 7,082       $ 8,203
 Total assets  . . . . . . . . . . . . .      30,776    53,394      22,305    15,531     16,916        20,193
 Revolving Credit Facility . . . . . . .       2,021    14,868         ---       ---        ---         1,478
 Long-term debt  . . . . . . . . . . . .         ---       ---         ---       ---        ---           ---
 Stockholders' equity  . . . . . . . . .      17,408    26,064      11,627     4,254      7,598         9,613

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

         The Company develops, publishes and distributes Software for the major Platforms sold by the Manufacturers. For the nine months ended September 30, 1996, sales of Nintendo Software constituted 74% of the Company's sales, Sega Software sales were 15%, and the remaining 11% were derived from sales of Sony PlayStation Titles.

         The Company achieved a turnaround in 1995, reversing two years of significant losses. Under new leadership, the Company focused its product strategy, improved inventory management and reduced fixed costs. As a result, the Company's revenues increased from $13.3 million in 1994 to $33.3 million in 1995. For the nine months ended September 30, 1996, revenues were $29.8 million, as compared to $18.9 million for the same period of 1995.

         While there remains a large installed base of 16-bit Platforms, the Company believes that growth in the Software market will be derived principally from games developed for the more advanced Platforms. Accordingly, the Company intends to devote an increasing portion of its resources on the development of Titles for 32-bit and 64-bit Platforms and PCs.

         The Company's business cycle generally commences with the securing of a license to publish one or more Titles based on a Property. Such licenses typically require an advance payment to the licensor and a guarantee of minimum future royalties. See "- Recovery of Prepaid Royalties, Guarantees and Capitalized Development Costs." After securing the Property, the Company commences software development for the Title. Upon completion of development and approval of the Title by the Manufacturer, the Company orders Products and generally causes a letter of credit to be opened in favor of the Manufacturer. Products are shipped at the Company's expense to a public warehouse in California for domestic distribution or in the United Kingdom for foreign distribution.

         The Company has unfilled sales orders the amount of which fluctuates from time to time, commonly referred to as "backlog." However, substantially all of the Company's Product orders are fulfilled shortly after they are received. Accordingly, the Company does not believe that the amount of its unfilled sales orders as of the end of a period is a meaningful indicator of sales in future periods.

         Revenue Fluctuations and Seasonality. The Company has experienced and may continue to experience significant quarterly fluctuations in net sales and operating results due to a variety of factors, including the timing of releases of new Titles by the Company, the popularity of both new Titles and Titles released in prior periods, fluctuations in the mix of Titles with varying profit margins, the timing of customer orders, the timing of shipments by the Manufacturers, fluctuations in the size and rate of growth of consumer demand for Software for various Platforms, the timing of the introduction of new Platforms and the accuracy of retailer's forecasts of consumer demand. The Company's expenses are based, in part, on its expectations of future revenues and, as a result, operating results would be disproportionately and adversely affected by a decrease in sales or a failure by the Company to meet its sales expectations. In addition, the Software market is highly seasonal, with sales typically significantly higher during the fourth quarter (due primarily to the increased demand for interactive games during the year-end holiday buying season). There can be no assurance that the Company can maintain consistent profitability on a quarterly or annual basis.

         Profit margins may vary over time as a result of a variety of other factors. Profit margins for cartridge Products can vary based on the cost of the memory chip used for a particular Title. As Software has grown more complex, the trend in the Software industry has been to utilize chips with greater capacity and thus greater cost. CD-ROMs have significantly lower per unit manufacturing costs than cartridge-based Products. However, such savings may be offset by typically higher development costs for Titles published on CD-ROMs; such higher costs result from the creation of increased and enhanced content to take advantage of the greater storage capacity available on CD-ROMs.

         Recovery of Prepaid Royalties, Guarantees and Capitalized Development Costs. The Company typically enters into agreements with licensors of Properties and developers of Titles that require advance payments of royalties and/or guaranteed minimum royalty payments. There can be no assurance that the sales of Products for which such royalties are paid will be sufficient to cover the amount of these required royalty payments. The Company capitalizes its prepaid royalties, and capitalizes software development costs upon the establishment of technological feasibility of the Title under development. Amortization of these payments and costs is determined on a title-by-title basis based on the greater of (i) the ratio of current gross revenues for a Title to the sum of its current and anticipated gross revenues, or (ii) the straight-line method over the estimated remaining economic life of the Title. The Company analyzes such capitalized costs quarterly and writes off as project abandonment losses these capitalized payments and costs (and expenses any unpaid guaranteed minimum royalties) when, based on the Company's estimate, future revenues will not be sufficient to recover such costs. As of September 30, 1996, the Company had prepaid royalties and capitalized development costs of approximately $5.2 million. If the Company were required to write off a material portion of its prepaid royalties or capitalized development costs, the Company's results of operations could be adversely affected.

         Discounts, Allowances and Returns; Inventory Management. Although the Company's arrangements with its customers generally do not give such customers the right to return Products to the Company (other than defective Products) or to cancel firm orders, the Company often negotiates accommodations to retailers (and, less often, to distributors) when demand for specific items falls below expectations for the purpose of maintaining its relationships with its customers. Such accommodations consist of acquiescing to the customer's request that not all booked orders be filled or that not all shipped orders be accepted, negotiated price discounts, credits against future orders and, less often, the return of Products to the Company. It is the Company's practice to accept all returns of defective or damaged Products.

         At the time of Product shipment, the Company establishes provisions against the gross revenues generated by such shipment based on estimates of future returns of, and other customer accommodations that may be granted with respect to, such Products, based on the Company's historical experience, retailer inventories of the Titles and other factors. For the year ended December 31, 1995 and the nine months ended September 30, 1996, provisions of approximately $3.6 million and $3.3 million, respectively, were taken against gross sales made during such periods, and as of September 30, 1996 the Company's aggregate reserve against accounts receivable for returns and customer accommodations was approximately $3.3 million.

         The identification by the Company of slow-moving or obsolete inventory, whether as a result of requests from customers for accommodations or otherwise, would require the Company to establish reserves against such inventory or to write-down the value of such inventory to its estimated net realizable value. In 1993 and 1994 the Company incurred material charges to income as a result of such write- downs, but has not experienced such problems subsequent to those periods.

         XBAND Modem. Pursuant to an agreement between the Company and Catapult Entertainment, Inc. ("Catapult") entered into in April 1994, the Company was granted exclusive distribution rights for Catapult's modems (the "XBAND Modem") for use in connection with the Genesis and SNES systems in North America. The XBAND Modem enables video game players to compete against each other in real time from different locations through a communications network created and maintained by Catapult.

         The Company spent approximately $5.8 million through December 31, 1994 in connection with inventory purchases and the marketing and promotion of the XBAND Modem. In May 1995, the Company sold to Catapult the Company's XBAND Modem inventory and related accounts receivable for $3.2 million, of which $1.3 million was paid at such time and the balance was payable over a specified period (less the amount collected by the Company with respect to such receivables). Subsequently, Catapult filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. Under Catapult's plan of reorganization, the Company received approximately 15% of its remaining claim against Catapult, or approximately $200,000. Because the Company determined in May 1995 that receipt of any additional payment by Catapult was highly uncertain, at such time the Company established a reserve in the amount of such remaining payments. As a result, substantially all of the amount received pursuant to the plan of reorganization will be reflected in the Company's statement of operations for the year ended December 31, 1996.

         Traditional Toy Sales. Through May 1994, the Company developed and marketed non-Software traditional toys. Toy sales accounted for approximately 16% of the Company's net sales in 1993 and approximately 2% of net sales in 1994. The Company made the determination in 1993 to phase out its toy division based on its lack of profitability and the Company's belief that growth prospects for the division appeared limited. Remaining toy inventory was sold in the ordinary course of business and costs associated with the closure of the toy division were charged to income in 1993.

         Net Operating Loss Carryforwards. At December 31, 1995, for federal income tax purposes the Company had reported approximately $17.5 million of NOL carryforwards incurred since 1993. The sale of the shares of Common Stock offered by the Company hereby will result in an "ownership change" of the Company for purposes of Sections 382 and 383 of the Internal Revenue Code of 1986, as amended. As a result, the amount of the NOL carryforwards available to reduce the Company's federal income tax liability in future years in which the Company has taxable income will be limited to an annual amount equal to (i) the fair market value of the Company's capital stock immediately prior to the consummation of the offering made hereby, multiplied by (ii) the "long-term tax exempt rate" published by the Internal Revenue Service for the month in which this offering is consummated. Based upon a long-term tax exempt rate for December 1996 of 5.64% and an assumed market price of the Common Stock immediately prior to consummation of this offering of $___ per share, such amount is estimated to be approximately $_________ per year.

RESULTS OF OPERATIONS

         The following table sets forth, for the periods indicated, the components of the Company's net sales and its consolidated operating data as a percentage of net sales:

                                                      Year Ended                         Nine Months
                                                     December 31,                     Ended September 30,
                                         ------------------------------------     --------------------------

                                           1993          1994          1995          1995           1996
                                           ----          ----          ----          ----           ----
 Domestic sales  . . . . . . . . . .       79.4%         83.6%         74.9%          82.0%          74.8%

 Foreign sales . . . . . . . . . . .       20.6          16.4          25.1           18.0           25.2
                                          -----         -----         -----          -----          -----
 Net sales . . . . . . . . . . . . .      100.0%        100.0%        100.0%         100.0%         100.0%


 Costs and expenses:

   Cost of sales . . . . . . . . . .       83.8%         95.2%         58.6%          57.0%          56.4%

   Royalties . . . . . . . . . . . .       16.1          17.5          10.9           11.1           17.1

   Product development . . . . . . .        3.2           5.4           2.3            2.8            2.6

   Project abandonment . . . . . . .       14.6          28.2           3.1            2.0            1.3

   Selling . . . . . . . . . . . . .       12.9          44.5           7.2            8.9            7.7

   General and administrative  . . .       19.3          36.2          11.9           13.1            9.2

   Operating interest  . . . . . . .        1.4           3.7           3.6            3.8            2.0
                                          -----         -----         -----          -----          -----
 Total costs and expenses  . . . . .      151.3         230.7          97.6           98.7           96.3
                                          -----         -----         -----          -----          -----
 Income (loss) from operations . . .      (51.3)       (130.7)          2.4            1.3            3.7

 Interest expense -- net . . . . . .       (1.1)         (0.8)         (0.5)          (0.5)          (0.7)
                                          ------        ------        ------         ------         ------
 Income (loss) before income taxes .      (52.4)       (131.5)          1.9            0.8            3.0
                                          ------       -------        -----          ------         -----
 Net income (loss) . . . . . . . . .      (43.3)%      (131.6)%         1.8%           0.8%           3.0%
                                          =====        ======         =====          =====          =====

COMPARISON OF THE NINE MONTHS ENDED SEPTEMBER 30, 1996 TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995

         The following table sets forth, for the first nine months of 1995 and 1996, the Titles released during such periods for the Platforms indicated:

                                                             Nine Months Ended
                                                               September 30,
                                                       ----------------------------

                                                          1995              1996
                                                          ----              ----
          PlayStation                                      --                 3

          Saturn                                           --                 3

          SNES                                              4                 6

          Genesis                                           2                 2

          Game Boy                                          7                 7

          Game Gear                                         1                --
                                                           --                --

             Total                                         14                21
                                                           ==                ==


         The Company's net sales increased to $29,772,000 in the nine months ended September 30, 1996, from $18,935,000 in the same period of 1995, as a result of the increase in the number of new Titles released in 1996. For the nine months ended September 30, 1996, net sales of the Company's Olympic Summer Games, Disney's Toy Story and BASS Masters Classic Titles were $6,350,000 (21% of net sales), $4,064,000 (14% of net sales) and $2,951,000 (10% of net sales), respectively. Foreign net sales grew to $7,508,000 for the nine months ended September 30, 1996, from $3,417,000, for the same period of 1995, as a result of an increase in the number of Titles shipped and an increase in unit sales per Title. The results for the first nine months of fiscal 1995 included sales of $1,200,000 and cost of sales of $600,000 resulting from the sale of the XBAND inventory to Catapult. See "- Overview - XBAND Modem."

         Cost of sales decreased slightly as a percentage of net sales to 56.4% for the nine months ended September 30, 1996 from 57.0% of net sales for the corresponding period of 1995, as a result of the commencement in 1996 of the sale of higher-margin CD-ROM Titles. This improvement was mitigated by increased foreign sales (for which margins are generally lower) and a greater percentage of sales of SNES Titles (for which margins are slightly lower).

         Royalty expense as a percentage of net sales increased to 17.1% for the nine months ended September 30, 1996 from 11.1% for the same period of 1995. License agreements for Titles released in 1996 provided for royalties at higher rates, particularly the Company's licenses for Disney's Pocahontas and Toy Story and its Titles for advanced Platforms.

         For the nine months ended September 30, 1996, selling expenses increased by $615,000 compared to the nine months ended September 30, 1995, as a result of increased marketing efforts for new Titles (primarily print and retail cooperative advertising).

         Operating interest (which consists of interest and fees paid to the Company's bank and fees paid to other issuers of letters of credit) decreased to $589,000 for the nine months ended September 30, 1996, from $722,000 for the same period of 1995. The decline is the result of the Company's entering into more favorable agreements with the Company's domestic and European letter of credit providers. See "- Liquidity and Capital Resources."

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1995 TO THE YEAR ENDED DECEMBER 31,
1994

         The Company's net sales increased to $33,250,000 in the year ended December 31, 1995, from $13,289,000 in the year ended December 31, 1994, primarily as a result of an increase in the number of new Titles released in 1995. The Company introduced 24 new Software Titles in 1995 as compared to ten new Titles in 1994. Net sales of the Company's BASS Masters Classic Titles constituted $7,054,000, (21.2%) of sales in the year ended

December 31, 1995. Approximately $2,941,000 (22%) of net sales in 1994 consisted of the Company's Ren & Stimpy Titles.

         Foreign net sales grew to $8,356,000, or 25.1% of net sales in 1995, from $2,175,000, or 16.4% of net sales in 1994, as a result of the increase in the number of new Titles released and increased emphasis on sales to foreign customers.

         The results for fiscal 1995 included sales of $1,200,000 and cost of sales of $600,000 resulting from the sale of the XBAND inventory to Catapult. See "- Overview - XBAND Modem."

         Cost of sales declined dramatically, as a percentage of net sales, from 1994 to 1995. In 1995, 92% of sales were generated by new Titles, which traditionally have higher profit margins, as compared to 56% in 1994. Close-out sales (defined as sales at substantially reduced margins or at a loss) were not material in 1995; however, close-out sales represented approximately 44% of net sales in 1994. The Company attributes the decline in close-out sales to a substantial improvement in the management of its inventory ordering. Costs of sales as a percentage of net sales in 1994 was also adversely affected by a reserve for discounts and allowances for the XBAND Modem in the amount of approximately $2,000,000 established in that year.

         Royalty expense was higher in 1994 than in 1995 because (i) license agreements for Titles released in 1994 provided for royalties at higher rates, and (ii) many of the Company's royalty agreements for Titles sold in 1994 provided for royalties on a per-unit basis, or provided for royalties payable by the Company on gross sales prices before markdowns and allowances (which, as a consequence of the substantial close-out sales in 1994, resulted in a higher royalty rate).

         Selling expense as a percent of net sales decreased to 7.2% in 1995, from 44.5% in 1994, as a result of the higher sales volume in 1995 and the Company's decision to discontinue marketing the XBAND Modem. Selling expense in 1994 included $2,679,000 for the XBAND Modem.

         The decrease in general and administrative expenses in 1995 compared to 1994 resulted from continuation of cost reductions, which was offset in part by a charge of $483,000 in 1995 resulting from the bankruptcy of one of the Company's European customers. See "- Comparison of the Year Ended December 31, 1994 to the Year Ended December 31, 1993."

         The lower project abandonment changes in 1995 are the result of the Company bringing a greater portion of its Titles in development to market successfully than in 1994.

         The increase in operating interest in 1995 resulted from an increase in the number of letters of credit opened in 1995 (which is directly related to the increase in sales volume), and increased costs of opening letters of credit with lenders other than the Company's bank.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1994 TO THE YEAR ENDED DECEMBER 31,
1993

         The Company's net sales declined to $13,289,000 in 1994 from $37,478,000 in 1993, as a result of a decrease in new Titles in 1994, a decrease in average units sold per Title for releases in 1994 and close-out sales of inventory (which accounted for 44% of net sales). The Company cancelled several Titles that were under development in 1994 and five other Titles scheduled for release in 1994 and instead released in 1995.

         Toy sales in 1994 decreased to $278,000 from $5,996,000 in 1993 as a result of the closure in 1994 of the Company's toy division. See "- Overview - Traditional Toy Sales." The Company's revenues in 1994 were also adversely affected by a reserve for discounts and returns for the XBAND Modem of approximately $2,000,000.

         Net sales of The Ren & Stimpy Show Titles constituted $2,941,000 (or 22%) of net sales in 1994 and $8,999,000 (or 24%) of net sales in 1993. Net sales in 1994 included $2,789,000 (21% of net sales) generated by Sports Illustrated and $1,636,000 (or 12% of net sales) generated by Madden Football '95.

         The decrease in cost of goods sold in 1994 was a result of the decrease in net sales for that year. Close-out sales in both 1994 and 1993 increased costs of goods sold both in dollar terms and as a percentage of net sales.

         Royalty expense decreased in 1994 due to the decline in net sales, but increased as a percentage of sales because of the reasons set forth above. See "- Comparison of the Year Ended December 31, 1995 to the Year ended December 31, 1994." In addition, the Company incurred generally higher royalty rates on license and development agreements that were in effect in 1994 as compared to 1993.

         Selling expense increased in 1994, both in absolute amount and as a percentage of net sales, as a result of (i) $2,679,000 in marketing expenses incurred in that year related to the XBAND Modem and (ii) the write-off $914,000, consisting of the Company's remaining trade credit balance available for the purchase of radio and television time; such amount was written off because of the Company's termination of its television advertising campaigns.

         General and administrative expenses in 1994 decreased approximately $2,415,000 from 1993 primarily as a result of general cost reductions, including reduced employee staffing levels and related costs, warehousing costs and travel expenditures.

         Project abandonment charges in the year ended December 31, 1994 include $918,000 related to Akira, $494,000 related to The Ren & Stimpy Show, $525,000 related to seaQuest DSV, $446,000 related to Sports Illustrated, $306,000 related to Time Trax and $582,000 related to The Mask.

         In 1993, the Company recognized a tax benefit of $3,413,000, which reflects the carryback to 1991 and 1992 of a portion of the loss incurred in 1993. For information concerning the Company's current NOL, see "-Overview-Net Operating Loss Carryforwards."

LIQUIDITY AND CAPITAL RESOURCES

         The Company's principal uses of cash are Product purchases, guaranteed payments to licensors, advance payments to developers and the costs of internal Software development. In order to purchase Products from the Manufacturers, the Company must open letters of credit in their favor. As of September 30, 1996, the Company had obligations with respect to future guaranteed minimum royalties of $4,710,000 (substantially all of which was payable within the subsequent twelve months). As of December 16, 1996, the Company had obligations with respect to open letters of credit of $5,144,000.

         The amount of the Company's accounts receivable is subject to significant seasonal variations due to the seasonality of sales, and is typically highest at the end of the year. As a result, the Company's working capital requirements are greatest during its third and fourth quarters. The Company believes that the proceeds from this offering, together with funds provided by operations and funds available under the Revolving Credit Facility, will be adequate to meet the Company's anticipated requirements for operating expenses, Product purchases, guaranteed payments to licensors and Software development through 1997. However, to the extent accounts receivable, inventories and guarantees and advance payments increase as a result of growth of the Company's business, the Company could require additional working capital to fund its operations. The Company does not anticipate making material capital expenditures in 1997.

         For the nine months ended September 30, 1996, the Company's net cash used in operating activities was $1,144,000, compared to $3,160,000 for the same period in 1995. During 1995 and 1994, the Company's net cash used in operating activities was $3,395,000 and $9,986,000, respectively.

         For the nine months ended September 30, 1996, the Company's net cash used in investing activities was $768,000 (primarily as a result of the Heliotrope Acquisition and the Company's purchase of 25% of Inland Productions, Inc. ("Inland"), compared to $108,000 for the same period in 1995. For additional information concerning the Company's acquisition and investment, see
Note 9 of Notes to Consolidated Financial Statements included elsewhere herein. For 1995 and 1994, the Company's net cash used in investing activities was $239,000 and $188,000, respectively.

         For the nine months ended September 30, 1996, the Company's net cash provided by financing activities was $2,084,000, compared to $2,728,000 for the same period in 1995. For 1995 and 1994, the Company's net cash provided by financing activities was $2,661,000 and $9,833,000, respectively. Financing activities were primarily the receipt of the proceeds from the exercise of warrants and options and bank borrowings in 1996, the issuance of convertible preferred stock in 1995 and the issuance of Common Stock in 1994. See "Description of Securities - Warrants and Options."

         Credit Facilities. In July 1996, the Company terminated its factoring and credit agreement and entered into the Revolving Credit Facility. As of December 11, 1996, under the Revolving Credit Facility, the Company may draw down working capital advances and open letters of credit in an aggregate amount not to exceed the lesser of $9,000,000, or an amount equal to the sum of 70% of eligible accounts receivable, 50% of eligible inventory and 50% of the amount of letters of credit opened by the Company in favor of the Manufacturers. The portion of the borrowing base that consists of eligible inventory may not exceed $1,500,000. Advances under the Revolving Credit Facility bear interest at the bank's prime lending rate plus 1.25%. The Company has granted the bank a security interest in its domestic accounts receivable and inventories. The Revolving Credit Facility matures on June 30, 1997, subject to earlier termination. As of December 16, 1996, the Company had advances under the Revolving Credit Facility of $4,903,000 and open letters of credit from its revolving credit lender of $2,690,000.

         The Revolving Credit Facility contains customary covenants including, among others, restrictions on the incurrence of debt, encumbrances on or sales of assets, mergers and acquisitions, payments of dividends and capital expenditures. Financial covenants as of December 11, 1996 include the maintenance of (i) a current ratio of not less than 1.4 to 1, (ii) profitable operations on a fiscal year basis, (iii) minimum tangible net worth of $7,000,000, (iv) a ratio of debt to tangible net worth of not greater than 1.75 to 1, and (v) minimum working capital of $5,000,000.

         The Company has also entered into agreements with two additional lenders (the "North American Lender" and the "European Lender") pursuant to which such lenders have agreed to issue letters of credit ("L/Cs") on the Company's behalf to the Manufacturers for the purchase of Products for the Company's North American operations (up to a maximum of $2,500,000) and the Company's European operations (up to a maximum of $5,000,000), respectively. Each of these lenders receives a fee for the issuance of such L/Cs, and each lender retains title to the Products financed by such lender until such time as such Products are sold to the Company's customers. The North American Lender has a security interest in the domestic assets of the Company subordinate to the security interest of the Company's bank. The term of the agreement with the North American Lender expires on March 13, 1997, subject to automatic renewals on such date and every nine months thereafter, unless terminated by either party. The European Lender has a first priority security interest in all of the Company's European subsidiary's receivables, inventory and other assets. The agreement with the European Lender may be terminated at any time by such lender. As of December 16, 1996, there were no open letters of credit issued by the North American Lender and open letters of credit in the amount of $2,454,000 issued by the European lender.

                                    BUSINESS

OVERVIEW


         T.HQ develops, publishes and distributes interactive entertainment software for the various hardware platforms that collectively dominate the home video game market. The Company currently publishes Titles for all major dedicated platforms manufactured by Sony, Sega and Nintendo, and in 1997 intends to release Titles for the recently introduced Nintendo 64 platform and multi-media personal computers. The Company currently publishes products in most interactive software genres, including action, adventure, arcade, fighting, driving, strategy, simulation and sports. The Company's principal customers include Toys "R" Us, Wal-Mart, Target and Best Buy, other national and regional retailers, discount store chains and specialty retailers.

         The Company's Titles are developed both internally and under contract with independent developers, and are typically based on Properties licensed from third parties. Other than Titles that the Company may release on CD-ROM for use on PCs, all of the Company's Products consist of cartridges and CD-ROMs manufactured for the Company by the Manufacturers.

         The Company achieved a turnaround in 1995, reversing two years of significant losses. Under new leadership, the Company focused its product strategy, improved inventory management and reduced fixed costs. As a result, T.HQ's revenues increased from $13.3 million in 1994 to $33.3 million in 1995. For the nine months ended September 30, 1996, revenues were $29.8 million, compared to $18.9 million for the same period in 1995.

THE INTERACTIVE ENTERTAINMENT INDUSTRY AND TECHNOLOGY

         The home video game software market consists both of (i) cartridge-based and CD-ROM-based Software for use solely on dedicated hardware systems manufactured by the Manufacturers, and to a significantly lesser extent, other vendors, and (ii) Software distributed on CD-ROMs for use on PCs. Most Software for dedicated Platforms is currently sold in cartridge form. However, CD-ROMs have become increasingly popular because they have substantially greater data storage capacity and lower manufacturing costs than cartridges.

         The first modern Platform was introduced by Nintendo in 1985 using "8-bit" technology. "8-bit" means that the central processing unit, or "chip," on which the Software operates is capable of processing data in 8-bit units. Subsequent advances in technology have resulted in continuous increases in the processing power of the chips that power both the Platforms and PCs. As the technology of the hardware has advanced, the Software designed for the Platforms has similarly advanced, with faster and more complex images, more lifelike animation and sound effects and more intricate scenarios. The larger data storage capacity of CD-ROMs enable them to provide richer content and longer play. Portable Platforms manufactured by the Manufacturers are less sophisticated technologically and do not require television monitors. Currently, the non-portable Platforms being marketed are based primarily on 16-bit and 32-bit technology, and the 64-bit Nintendo 64 Platform was released in the United States in September 1996.

         The following table sets forth the year of release in the United States of each of the Manufacturers' Platforms for which the Company publishes Titles and the technology on which such Platforms are based:

                                                               Date of U.S.
        Manufacturer               Product Name                Introduction                  Technology
        ------------               ------------                ------------                  ----------
        Nintendo                   Game Boy                        1989                      8-bit (portable)

        Sega                       Game Gear                       1991                      8-bit (portable)

        Sega                       Genesis                         1989                      16-bit

        Nintendo                   SNES                            1991                      16-bit

        Sega                       Saturn                          1995                      32-bit

        Sony                       PlayStation                     1995                      32-bit

        Nintendo                   Nintendo 64                     1996                      64-bit

         The Company believes that the success of Software is dependent on the graphic look and feel of the Software, the depth and variation of game play and the popularity of the Property on which the Software is based. As new Platforms are introduced, software for such Platforms requires new standards of design and technology to fully exploit such Platforms' capabilities and requires that Software developers devote substantial resources to product design and development.

BUSINESS STRATEGY

         The Company's objective is to become a leading provider of exciting, high-quality interactive entertainment software that appeals to a broad range of consumers for use on a variety of Platforms. The Company's business strategy is based on the following:

   o Developing a portfolio of games, primarily for use on advanced Platforms, based on Properties that are proprietary or are exclusively licensed to the Company ("franchise" Properties). Franchise Properties allow the Company to release Titles based on such Properties on a variety of hardware Platforms, to create sequels to such Titles and to re-release such Titles at secondary and tertiary price points in the future. The Company's exclusively licensed Properties currently consist of BASS Masters Classic, Turner's World Championship Wrestling and Brunswick's Tournament of Champions. Currently, the Company's sole proprietary product is Pax Imperia II.

   o Identifying and licensing titles originally developed in foreign territories with proven or anticipated consumer acceptance and publishing localized versions for advanced Platforms for distribution in the United States and other countries. This strategy enables the Company to participate in the market for advanced Platform games while limiting risk. In 1996, the Company commenced publishing and distributing Sony PlayStation and Sega Saturn Titles under license from foreign independent software developers, primarily from Japan.
         In 1997, the Company expects to publish approximately 14 additional Titles acquired in such manner, including K1: The Arena Fighters, Ghost in the Shell and Destruction Derby XL.

   o Publishing high quality software for the large installed base of 16-bit and Game Boy Platforms for so long as the Company believes there is a significant market for such Titles. The Company believes that the relatively low cost of development of Titles for such Platforms and reduced competition in these markets creates an opportunity to generate continuing sales and profits from these segments of the video game market. Examples of such Titles published by the Company include Disney's Toy Story and Pocahontas and LucasArts' Super Empire Strikes Back and Super Return of the Jedi. Licenses acquired for Titles currently under development include Disney's Hunchback of Notre Dame and Hercules (an animated feature film to be released in 1997). The Company has also entered into agreements with Electronic Arts Inc., a competing independent software company, pursuant to which the Company develops, publishes and distributes Titles based on existing Electronic Arts titles, primarily for SNES and Game Boy. Representative Electronic Arts titles include Madden Football, FIFA International Soccer, NBA Live, NHL Hockey and PGA Tour Golf. The Company intends to continue to seek licenses of such high-recognition Properties to publish Titles for older Platforms.

   o Expanding its presence in foreign markets that demonstrate (through an increasing installed base of Platforms) the potential for commercial success of the Company's Titles. To accomplish this strategy, the Company has established an office in the United Kingdom to oversee its operations in Europe and has developed strategic relationships with Japanese publishers, resulting in foreign sales constituting the 25% of the Company's revenues in 1995 and for the first nine months of 1996.

   o Managing the development and marketing of its Titles in a manner that minimizes financial risk. The Company has experienced and expects to continue to experience fluctuations in its revenues, both on a quarterly basis and otherwise, as a result of numerous factors. See "Risk Factors - Revenue Fluctuations and Seasonality." The Company attempts to minimize its fixed expenses by such means as adjusting the relative use of employees and independent contractors who perform software development, adopting warehouse and shipping systems that closely link product fulfillment costs to sales volume, and compensating sales representatives based on sales volume. In addition, by implementing strict product ordering and inventory controls, the Company attempts to reduce the risks associated with excessive or obsolete inventory.

         As of December 16, 1996, the Company had approximately 36 new Titles under license or in various stages of development that are currently scheduled for release in 1997, including seven Titles for PlayStation, seven Titles for Saturn, one Title for Nintendo 64 and two Titles for use on multimedia personal computers.

         To further its strategy of obtaining or creating franchise Properties, the Company has enhanced its development abilities by making certain strategic acquisitions. In 1993, the Company acquired Black Pearl Software, Inc. ("Black Pearl"), an independent Software developer. In August 1996, the Company consummated the acquisition of Heliotrope and retained the services of that company's principals (the "Heliotrope Acquisition") in order to develop and publish Pax Imperia II for release in 1997 and to develop other strategy games for the PC market. See "- Software Design and Development."

         The Company may also rely upon strategic investments to facilitate access to proprietary Software and skilled developers outside the Company. In July 1996, the Company acquired a 25% interest in Inland, a recently formed Software developer. Inland is currently developing the Company's PlayStation and Nintendo 64 versions of WCW Wrestling and PC and PlayStation version of BASS Masters Classic.

         The Company seeks to acquire or invest in other Software development companies to further its development of proprietary titles. However, as of the date of this Prospectus, the Company was not negotiating, nor did it have any commitments or understandings with respect to, any additional acquisitions or investments.

TITLES

         Since its inception, the Company has developed and released an aggregate of 99 Titles, consisting of 31 SNES Titles, 36 Game Boy Titles, 13 Nintendo Entertainment Systems Titles, seven Genesis Titles, six Game Gear Titles, three Saturn Titles and three PlayStation Titles. The Company continually seeks to acquire licenses to publish and distribute additional Titles.

         The following tables set forth, for each Platform, the Titles (i) released by the Company in 1996, and (ii) under development, and the date of release (or anticipated release) of each Title. There can be no assurance that each of the Titles under development will be released when scheduled or at all.


     TITLES RELEASED IN 1996                                 CATEGORY         PLATFORM                  RELEASE DATE
     -----------------------                                 --------         --------                  ------------
     Disney's Pocahontas . . . . . . . . . . . . . . . .     Adventure        Game Boy                      03/96
     In the Hunt . . . . . . . . . . . . . . . . . . . .     Arcade           PlayStation                   03/96
                                                                              Saturn                        05/96
     NHL Hockey '96  . . . . . . . . . . . . . . . . . .     Sports           Game Boy                      04/96
     NBA Live '96  . . . . . . . . . . . . . . . . . . .     Sports           Game Boy                      03/96
     Olympic Summer Games  . . . . . . . . . . . . . . .     Sports           SNES                          05/96
                                                                              Genesis                       05/96
                                                                              Game Boy                      06/96
     Disney's Toy Story  . . . . . . . . . . . . . . . .     Adventure        Game Boy                      05/96
                                                                              SNES (U.K. only)              06/96

     TITLES RELEASED IN 1996                                 CATEGORY         PLATFORM                  RELEASE DATE
     -----------------------                                 --------         --------                  ------------
     BASS Masters Classics: Pro Edition  . . . . . . . .     Simulation       SNES                          05/96
                                                                              Genesis                       12/96
     Mohawk & Headphone Jack . . . . . . . . . . . . . .     Adventure        SNES                          08/96
     Battlezone/Super Breakout . . . . . . . . . . . . .     Arcade           Game Boy                      08/96
     Time Killers  . . . . . . . . . . . . . . . . . . .     Arcade           Genesis                       07/96
     Robopit . . . . . . . . . . . . . . . . . . . . . .     Action           PlayStation                   08/96
                                                                              Saturn                        09/96
     Alone in the Dark: One-Eyed Jack's Revenge  . . . .     Adventure        Saturn                        08/96
                                                                              PlayStation                   08/96

     Disney's Pinocchio  . . . . . . . . . . . . . . . .     Adventure        Game Boy                      09/96
                                                                              Genesis                       11/96
                                                                              SNES (U.K. only)              11/96
     PGA European Tour . . . . . . . . . . . . . . . . .     Sports           SNES                          09/96
     Mr. Do! . . . . . . . . . . . . . . . . . . . . . .     Arcade           SNES                          09/96
     Urban Strike  . . . . . . . . . . . . . . . . . . .     Action           Game Boy                      10/96
                                                                              Game Gear                     10/96
     Floating Runner . . . . . . . . . . . . . . . . . .     Action           PlayStation                   10/96
     Madden '97 Football . . . . . . . . . . . . . . . .     Sports           Game Boy                      11/96
     FIFA International Soccer '97 . . . . . . . . . . .     Sports           Game Boy                      11/96
     NHL Hockey '97  . . . . . . . . . . . . . . . . . .     Sports           SNES                          11/96
     Sim City 2000 . . . . . . . . . . . . . . . . . .       Simulation       SNES                          11/96
     College Football USA '97  . . . . . . . . . . . . .     Sports           SNES                          12/96

                                                                                                         ANTICIPATED
     TITLES UNDER DEVELOPMENT*                               CATEGORY            PLATFORM                RELEASE DATE
     ------------------------                                --------            --------                ------------
     K-1: The Arena Fighters . . . . . . . . . . . . . .     Fighting            PlayStation             Spring '97
     WCW vs. The World . . . . . . . . . . . . . . . . .     Fighting            PlayStation             Spring '97
     Disney's Hunchback of Notre Dame  . . . . . . . . .     Adventure           Game Boy                Spring '97
     Tasmania  . . . . . . . . . . . . . . . . . . . . .     Adventure           Saturn                  Spring '97
     Demolition Derby XL . . . . . . . . . . . . . . . .     Driving             Saturn                  Spring '97
     Krazy Ivan  . . . . . . . . . . . . . . . . . . . .     Action              Saturn                  Spring '97
     Brunswick's Tournament of Champions . . . . . . . .     Simulation          SNES                    Summer '97
     Disney's Timon & Pumbaa . . . . . . . . . . . . . .     Action              SNES                    Summer '97
     Disney's Hercules . . . . . . . . . . . . . . . . .     Adventure           Game Boy                Summer '97
     Ghost in the Shell  . . . . . . . . . . . . . . . .     Action              PlayStation             Summer '97
     Pax Imperia II  . . . . . . . . . . . . . . . . . .     Strategy            PC                      Summer '97
     Assault Rigs  . . . . . . . . . . . . . . . . . . .     Action              Saturn                  Summer '97
     Sentient  . . . . . . . . . . . . . . . . . . . . .     Action              Saturn                  Summer '97
     Madden Football '98 . . . . . . . . . . . . . . . .     Sports              Genesis                 Fall '97
                                                                                 SNES                    Fall '97
     NHL Hockey '98  . . . . . . . . . . . . . . . . . .     Sports              Genesis                 Fall '97
                                                                                 SNES                    Fall '97
     NBA Live '98  . . . . . . . . . . . . . . . . . . .     Sports              SNES                    Fall '97
                                                                                 Genesis                 Fall '97
     BASS Masters Classic: Pro Edition . . . . . . . . .     Simulation          PlayStation             Fall '97
                                                                                 PC                      Fall '97
     World Championship Wrestling  . . . . . . . . . . .     Fighting            Playstation             Fall '97
                                                                                 Nintendo 64             Fall '97
     Tenka . . . . . . . . . . . . . . . . . . . . . . .     Action              Saturn                  Fall '97
     G Police  . . . . . . . . . . . . . . . . . . . . .     Action              Saturn                  Fall '97

* Excludes Titles which the Company expects to release in 1997 but have not yet been publicly announced.

INTELLECTUAL PROPERTY LICENSES

         The Company's strategy includes the creation of exciting games based on licensed Properties that have attained a high level of consumer recognition or acceptance. The Company believes it enjoys excellent relationships with a number of licensors, including Disney, Electronic Arts and LucasArts.

         The Company pays royalties to its Property licensors that generally range from 2% to 22% of the Company's net sales of the Title. The Company must typically pay minimum guaranteed royalties over the license term and advance payments against such guarantees. License fees tend to be higher for Properties with proven popularity and less perceived risk of commercial failure. To the extent competition intensifies for licenses of highly desirable Properties, the Company may encounter difficulty in obtaining these licenses. See "- Competition." Licenses typically extend for two to three years, may be exclusive for a specific Title or line of Titles, and may be renewable upon payment of certain minimum royalties or the attainment of specified sales levels.

         The Company's Property licenses generally grant to the Company exclusive use of the Property for the specified Titles, on specified Platforms, within the defined territory and during the license term. However, licensors typically retain the right to exploit the Property for all other purposes, including the right to license the Property for use with other Platforms, Software published by third parties for use with other Platforms based on such Property may compete with Titles offered by the Company.

PLATFORM LICENSES

         The Company's business is dependent on its license agreements with the Manufacturers. All of such licenses are for fixed terms and are not exclusive. Each license grants to the Company the right to develop, publish and distribute Titles for use on such Manufacturers' Platforms, and requires that such Titles be embodied in Products that are manufactured solely by such Manufacturer.

         The following table sets forth information with respect to the Company's Platform Licenses. In some instances, the Company has more than one Platform License for a particular Platform.


Manufacturer     Platform         Number of Titles          Territory        Expiration Date(s)
------------     --------         ----------------          ---------        ------------------
Nintendo         SNES             12/contract yr.           N. America and   September and October 1997
                                                            Latin America

Nintendo         SNES             20/contract yr.           Europe, certain  March and July 1997
                                                            Asian countries

Nintendo         Game Boy         15/contract yr.           N. America and   April and September 1997
                                                            Latin America    and January 1998

Nintendo         Game Boy         10/contract yr.           Europe, certain  March 1997 and
                                                            Asian countries  January 1998

Sega             Genesis          3/contract yr.            U.S., Canada     October 1996(1)

Sega             Game Gear        2/contract yr.            U.S., Canada     March 1998(2)

Sega             Saturn           3/contract yr.            U.S., Canada     February 1998(2)

Sony             PlayStation      title-by-title(3)         U.S., Canada     June 1998

Sony             PlayStation      title-by-title(3)         Europe           December 2005(2)

-------------------------------

1        The Company has applied for, and consistent with past practice expects to receive, a one- or two-year renewal of such license.

2        Agreement continues year-to-year after such date unless terminated by either party.

3        This Platform License does not set a maximum number of Titles that the
Company may publish in the designated territory; however, each Title must be approved by the Manufacturer prior to development of the Software.

         The Company has applied for, and expects to receive, a license to publish Titles for use on Nintendo's Nintendo 64 Platform, on a title-by-title basis.

         Sega and Nintendo charge the Company a fixed amount for each cartridge, which amount varies based, in part, on memory capacity and processor power. Sega and Sony similarly charge a per unit amount for each CD-ROM.
These charges include a manufacturing, printing and packaging fee as well as a royalty for the use of the Manufacturer's name, proprietary information and technology, and are subject to adjustment by the Manufacturers at their discretion. The Manufacturers have the right to review, evaluate and approve a prototype of each Title and all packaging used by the Company in connection with the Products.

         In addition, the Company must indemnify the Manufacturers with respect to all loss, liability and expense resulting from any claim against the Manufacturer involving the development, marketing, sale or use of the Company's Titles, including any claims for copyright or trademark infringement brought against the Manufacturer. As a result, the Company bears a risk not only that the Properties upon which the Titles are based, but also the information and technology licensed from the Manufacturer and incorporated in the Products, may infringe the rights of third parties. While the Company's agreements with its independent Software developers and Property licensors typically provide for indemnification of the Company with respect to certain matters, there can be no assurance that, if any claim is brought by a Manufacturer against the Company for indemnification, such developers or licensors would have sufficient resources to in turn indemnify the Company, or that such indemnification would cover the matter that gave rise to the Manufacturer's claim against the Company.

         Each Platform License may be terminated by the Manufacturer if a breach or default by the Company is not cured by the Company after receipt of written notice thereof from the Manufacturer, or if the Company becomes insolvent. Upon termination of a Platform License for any reason other than a breach or default by the Company, the Manufacturer has the right to purchase from the Company, at the price paid by the Company, any Product inventory manufactured by such Manufacturer for the Company that remains unsold for a specified period after such termination. Any such inventory not purchased by the Manufacturer must be destroyed. Upon termination as a result of a breach or default by the Company, any remaining inventory at such time must be destroyed, subject to the right of any institutional lender to the Company to sell such inventory for a specified period.

SOFTWARE DESIGN AND DEVELOPMENT

         Once the Company identifies and acquires a Property from a licensor, the Company designs and develops a game with features intended to exploit the characteristics of the Property and to appeal to the target consumers for such game. The Company's Software development process generally takes one of two forms.

         Internal Software Development. Prior to the Company's acquisition in 1993 of Black Pearl, an independent Software developer (the "Black Pearl Acquisition"), all of the Company's Software was developed by independent
developers.   The Black Pearl Acquisition resulted from the Company's
determination that the internal development of certain Software permits better control over its quality and timeliness, and this acquisition provided the Company with Software development facilities, personnel and equipment permitting the Company to commence internal software development. The Company's in-house development team is supervised by the Company's Vice President -Software Development and is staffed by producers, programmers, Software engineers, artists, animators and game testers. The Heliotrope Acquisition enhanced the Company's internal development capabilities by adding a Software development team and related facilities in Connecticut. The Heliotrope team is currently working with the Company's other development staff to produce Pax Imperia II for publication on CD-ROM for PCs. The Company uses a variety of advanced hardware and software development tools, proprietary hardware emulator systems, and various graphics, animation, sound and compression applications. As of December 16, 1996, the Company had 25 development employees.

         External Software Development. The Company also contracts with independent software developers to conceptualize and develop Titles under the Company's supervision. As of November 30, 1996, the Company had contracted development efforts to 11 such developers. The Company generally pays independent developers certain advances against royalties based on specified development completion milestones. Royalties in excess of the advances are based on a fixed amount per unit sold and range from $.25 to $7.00 per unit. The Company generally obtains ownership of the Software code and related documentation. The Company's agreements with its independent Software developers are usually entered into on a title-by-title basis.

         Although the predominant portion of the Company's Titles continue to be developed by independent developers, approximately 30% of the Company's net sales in 1995 and 10% of the Company's net sales for the nine months ended September 30, 1996 were derived from Titles developed by the Company internally.

         The Company may make strategic investments in independent developers for the purpose of securing access to proprietary Software and talented developers. In June 1996, the Company acquired a 25% interest in Inland, the developer of WCW Wrestling.

         Upon completion of development, each title is extensively "play-tested" by the Company and sent to the Manufacturer for its review and approval. Related artwork, user instructions, warranty information, brochures and packaging designs are also developed under the Company's supervision. The development cycle for new Titles, including the development of the necessary Software, approval by the Manufacturer and production of the initial

Products, typically has ranged from nine to 18 months. This relatively long development cycle requires the Company to determine whether there will be adequate retailer and consumer demand for a Title well in advance of its release. See "Risk Factors - Acquisition of Properties and Development of New Titles."

MANUFACTURING

         Except for certain 16-bit Genesis cartridges, the Manufacturers are the sole manufacturers of the Products sold for use on their respective Platforms.

         After placing a purchase order with a Manufacturer and opening a letter of credit, the Company sends to the Manufacturer the Title's software code and a prototype, together with related artwork, user instructions, warranty information, brochures and packaging designs, for approval, defect testing and manufacture. The Manufacturers currently deliver cartridges to the Company within 30 to 75 days, and CD-Roms within 15 to 30 days, after their receipt of an order and a corresponding letter of credit, if required.

MARKETING, SALES AND DISTRIBUTION

         The Company depends in large part on the high name recognition of the Properties on which its Titles are based to attract customers and to obtain shelf space in stores. The Company's marketing activities are directed by a sales team, led by the Company's Senior Vice President - Sales, which maintains contact with major retail accounts and manages the activities of the Company's independent regional sales representatives.

         The Company is required by the Platform Licenses to provide a standard defective product warranty on all of the Products sold. Generally, the Company is responsible for resolving, at its own expense, any warranty or repair claims. The Company has not experienced any material warranty claims.

         United States and Canadian Sales. The Company's Titles are promoted to retailers by display at trade shows, such as the annual Electronic Entertainment Expo (E3). The Company also conducts print and cooperative retail advertising campaigns for most Titles and prepares promotional materials, including product videos, to increase awareness among retailers and consumers.

         During 1995, the Company's marketing efforts included nationwide promotions for many of its Titles. Mail-in rebate offers for The Mask and seaQuest were included with boxes of Nabisco(R) cookies and crackers, and for Super Return of the Jedi and Jungle Strike with boxes of Post(R) cereals. The Company's Game Boy Titles licensed from Electronic Arts, such as Madden '96, FIFA Soccer '96, PGA Tour '96 and NHL '96, were included in Electronic Arts' print, television and point-of-purchase advertising. National newspaper and radio promotions included editorial and advertising support in key children's consumer and electronic gaming publications, such as Disney Adventures, Nintendo Power, GamePro, Game Players and Electronic Gaming Monthly. In 1996, the Company's marketing efforts for Olympic Summer Games included a mail-in rebate program with Reebok Shoes.

         Most of the Company's gross sales consist of direct sales to retailers. The Company distributes its Titles primarily to mass merchandisers and national retail chain stores, including Toys "R" Us, Inc., Wal-Mart, Best Buy, Blockbuster Video, Inc., Kay Bee Toys, Electronics Boutique and Sears. Sales to the Company's ten largest customers collectively accounted for approximately 52% of the Company's gross sales in 1995 and 54% of the Company's gross sales for the nine months ended September 30, 1996. The Company has no written agreement or other understanding with any of its customers that relate for future purchases by such customers, and thus, purchases by such customers may terminate at any time.

         The Company utilizes electronic data interchange with most of its major domestic customers in order to (i) efficiently receive, process and ship customer Product orders, and (ii) accurately track and forecast sell-through of Products to consumers in order to determine whether to order additional Products from the Manufacturers. The Company ships its Products to its domestic customers from a public bonded warehouse in Southern California.

         The Company's agreements with its independent regional sales representatives set forth the representatives' exclusive territory, types of customers to be solicited, commission rate and payment terms. Such representatives do not have contractual authority to obligate the Company. The Company's principal independent sales representatives are Vaughn Associates, Watt & Co. and Original Marketing Concepts.

         The domestic retail price for the Company's Software generally ranges between $20 and $70 for SNES, between $15 and $35 for Game Boy, between $20 and $55 for Genesis and between $39 and $59 for PlayStation and Saturn.

         Foreign Sales. In 1992, the Company commenced the sale of its Titles in the United Kingdom, Europe and Australia. The Company sells its Titles directly to retailers in the United Kingdom and to distributors for distribution in Europe and in Australia. The Company is the exclusive distributor for Disney's SNES and Game Boy products in the United Kingdom for such Titles as Toy Story, Pocahontas and Pinocchio. The Company ships its Products to its foreign customers from a public bonded warehouse in the United Kingdom. The Company is currently negotiating with distributors for other countries, including Japan.

INTELLECTUAL PROPERTY RIGHTS

         Each Product and Title typically embody a number of separately protected intellectual property rights of the Manufacturer, the Property licensors and, to a lesser extent, the Company. The licensors of the Properties own the trademarks, trade names, copyrights and other intellectual property rights relating to the Property on which the Titles are based. The Manufacturer owns the patents and substantially all of the other intellectual property embodied in the Products. While the Company owns the game software embodied in the Products, the Company believes that such software has little independent economic value. Accordingly, the Company must rely on the Manufacturers and the Property licensors with respect to protection from infringement of these property rights by third parties.

         Each of the Manufacturers incorporates security devices in their respective Platforms and Products to prevent unlicensed use of its Platforms. In addition, Nintendo requires its licensees to display the "Nintendo Seal of Approval" to notify the public that the Title has been approved by Nintendo for use with a Nintendo Platform.

COMPETITION

         The interactive entertainment industry is intensely competitive. The ability of the Company to compete successfully is based on its ability to identify and obtain licenses to commercially marketable Properties, to develop appealing Titles, to adapt its development capabilities with new technologies and to secure retail distribution. The Company competes, for both licenses to Properties and the sale of its Titles, with the Manufacturers, each of which is the largest developer and marketer of Software for its Platforms. There can be no assurance that these companies will not increase their own development efforts. As a result of their commanding positions in the industry as primary manufacturers of dedicated interactive entertainment hardware and publishers of software, the Manufacturers generally have better bargaining positions with respect to retail pricing, shelf space and purchases than do any of their licensees, including the Company. The Manufacturers often have lower suggested retail prices for their Software than do their licensees.


         Each of the Manufacturers has dozens of active licensees, each of which is also a competitor of the Company. Each of the Manufacturers and many of these other competitors (such as Acclaim Entertainment, Inc., Disney Interactive, Inc., Electronic Arts Inc., GT Interactive Software Corp., Microsoft Corporation and Midway Games Inc.) have broader Software lines and greater financial, marketing and other resources than the Company; these competitive advantages enable such competitors to market their Software more aggressively and make higher offers or guarantees in connection with the acquisition of licensed Properties. In addition, as competition for retail shelf space becomes more intense, the Company may need to increase marketing expenditures to maintain sales of its Titles; and as competition for popular Properties increases, the cost of acquiring licenses for such Properties is likely to increase, resulting in reduced margins.

         In addition, the market for the Company's Products is characterized by significant price competition, and the Company expects that it will face increasing pricing pressures from its current competitors. Accordingly, there can be no assurance that the Company will be able to provide products that compare favorably with the products of the Company's competitors or that competitive pressures will not require the Company to reduce its prices. Any material reduction in the price of the Company's products would negatively affect operating income as a percentage of net revenue and would require the Company to increase unit sales in order to maintain net revenue.

         The Company believes that large diversified entertainment, cable and telecommunications companies, in addition to large software companies, are increasing their focus on the interactive entertainment market, which will result in greater competition for the Company. In particular, many of the Company's competitors are developing on-line interactive games and interactive networks that will be competitive with the Company's interactive Products. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, operating results and financial condition.



XBAND MODEM

         Prior to March 1996, the Company marketed the XBAND Modem. For information with respect to the XBAND Modem, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -Overview."

EMPLOYEES

         As of November 30, 1996, the Company had 50 full-time employees. All but five of such persons are located in the United States. None of the Company's employees is represented by a labor union or covered by a collective bargaining agreement. The Company believes that its relations with its employees are good.

PROPERTIES

         The Company's executive offices occupy approximately 7,000 square feet of office space at 5016 North Parkway Calabasas, Calabasas, California, pursuant to a lease expiring in July 1998. The Company also leases office space for marketing personnel in Cupertino, California and Epsom, England, and for development personnel in Guilford, Connecticut. The Company believes that its office facilities are adequate.

LEGAL PROCEEDINGS

         The Company is not a party to any legal proceedings material to its financial condition or results of operations.





                                      -34
-

                                   MANAGEMENT


DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN KEY EMPLOYEES

         The following table sets forth certain information as of December 16, 1996, concerning the directors and executive officers of the Company:

         Name                               Age       Position
         ----                               ---       --------
Brian J. Farrell                            42        Director, President and Chief Executive Officer

Lawrence Burstein                           54        Director

L. Michael Haller                           52        Director, Senior Vice President

Bruce Jagid                                 56        Director

Jeffrey C. Lapin                            40        Director

Murray L. Skala                             49        Director

Deborah A. Lake                             29        Vice President-Finance and Administration, Secretary and Treasurer

         The following table sets forth certain information as of December 16, 1996, concerning certain key employees of the Company:

         Name                               Age       Position
         ----                               ---       --------
Germaine Gioia                              35        Vice President-Marketing

Alison Locke                                41        Senior Vice President - Software Sales

Steve Ryno                                  30        Vice President - Product Development

Karen Shillcock                             40        Managing Director, T.HQ International Ltd.

                 Brian J. Farrell has been the Company's President and Chief Executive Officer since January 1995. Between October 1992 and January 1995, Mr. Farrell was the Executive Vice President and Chief Operating Officer of the Company. From July 1991 to October 1992, Mr. Farrell served as the Vice President, Chief Financial Officer and Treasurer of the Company. Mr. Farrell has been a director of the Company since March 1993. Prior to joining the Company, Mr. Farrell was Vice President and Chief Financial Officer of Starwood Lodging Trust, a real estate investment trust ("Starwood"). Mr. Farrell was employed by Deloitte Haskins & Sells, a predecessor of Deloitte & Touche LLP, an international accounting firm and the Company's current auditors ("Deloitte"), from 1978 to 1984 and is a certified public accountant.

                 Lawrence Burstein has been a director of the Company since July 1991. Since October 1982, Mr. Burstein has been Chairman of the Board and a principal stockholder of Trinity Capital Corporation, a private investment company. Mr. Burstein is a director of U.S. Communications, Inc., Brazil Fast Food Corp. and CAS Medical Systems, Inc.

                 L. Michael Haller has been a director of the Company and the Company's Senior Vice President since December 1995. Mr. Haller's responsibilities include obtaining new licenses from foreign markets. Between January and December 1995, Mr. Haller was a consultant to the Company. For more than five years prior to 1995,

Mr. Haller was an agent of and consultant to companies in the interactive entertainment business, principally representing Kodansha Ltd., Japan's leading publisher of literature, magazines and comics. Mr. Haller is also a director of Pacific Advisors Fund, Inc.

                 Bruce Jagid has been a director of the Company since April 1995. Mr. Jagid has served as the Chairman (since March 1991) and Chief Executive Officer (since January 1992) of Ultralife Batteries, Inc., a manufacturer of lithium batteries.

                 Jeffrey C. Lapin has been a director of the Company since April 1995. Mr. Lapin has been the President and Chief Executive Officer of House of Blues, Inc. Hospitality and Executive Vice President of House of Blues, Inc. Entertainment since July 1996. From May 1991 to June 1996, Mr. Lapin was the President and Chief Operating Officer of Starwood. Mr. Lapin was a Vice President of Starwood from January 1988 to May 1991, Secretary from September 1986 to May 1991, and served as Trustee of Starwood from September 1992 to June 1996. Prior to his employment by Starwood, Mr. Lapin was an attorney at Mitchell, Silberberg & Knupp in Los Angeles.

                 Murray L. Skala has been a director of the Company since July 1991. Mr. Skala is a partner of Feder, Kaszovitz, Isaacson, Weber, Skala & Bass, LLP in New York City, a law firm that provides legal services to the Company. Mr. Skala is also a director of Quintel Entertainment, Inc., Jakks Pacific, Inc. and Katz Digital Technologies, Inc.

                 Deborah A. Lake has been the Vice President-Finance and Administration, Treasurer and Secretary of the Company, since September 1996. Ms. Lake is responsible for information systems, financial reporting and internal controls. From August 1995 to August 1996, Ms. Lake was Chief Financial Officer of MCL Distributing, Inc., a company engaged in produce sales and distribution. Between June 1991 and August 1995, Ms. Lake rendered services to the Company in a number of capacities, including serving as Vice President-Finance and Administration from January 1995 until August 1995. Previously, Ms. Lake was employed by Deloitte as a management consultant.

                 Germaine Gioia has been Vice President-Marketing since December 1995 and has been employed by the Company since November 1993. Ms. Gioia served as Director of Corporate Communications at CIC, a software company, from 1991 to 1993. From 1989 to 1991, Ms. Gioia was employed by LucasArts Entertainment Company in corporate marketing.

                 Alison Locke, the Company's Senior Vice President-Software Sales, is responsible for sales in North America. Ms. Locke has been employed by the Company since February 1991. Previously, Ms. Locke served as Vice President of Computer Product and Nintendo Game Sales of Data East USA Incorporated, an interactive entertainment company and in various sales capacities with Activision Inc. and Broderbund Software Inc.

                 Steve Ryno has been Vice President-Product Development of the Company since December 1995. From June 1993 to December 1995, Mr. Ryno was the Company's Director of Product Development. Mr. Ryno was also the Director of Product Development of Black Pearl Software from 1993 until its acquisition by the Company. From 1988 to 1993, Mr. Ryno was employed as an executive producer at Atari Corporation. Mr. Ryno also previously served as an editor of Electronic Gaming Monthly.

                 Karen Shillcock has been a Managing Director of T.HQ International Ltd. (a subsidiary of T.HQ) and responsible for the Company's European operations since October 1995. From March 1993 to September 1995, Ms. Shillcock was the Advertising and Public Relations Director of Columns Ltd., an advertising agency. From October 1991 to February 1993, Ms. Shillcock was an Associate Director at KPR Public Relations. Previously, Ms. Shillcock was the Head of Business Development at TMD Carat Advertising, Ltd.

EMPLOYMENT AGREEMENT WITH MR. FARRELL

                 Upon Mr. Farrell's appointment as the Company's President and Chief Executive Officer in January 1995, the Company entered into a new employment agreement (the "Employment Agreement") with Mr. Farrell. The term of the Employment Agreement expires on December 31, 1997.

                 The Employment Agreement provides for an annual base salary of $200,000 in 1995, $225,000 in 1996 and $300,000 in 1997. Mr. Farrell is also entitled to a bonus equal to 4.5% of the Company's net income before taxes for each of 1996 and 1997.

                 The Employment Agreement provides that if Mr. Farrell's employment is terminated by him voluntarily or by the Company for cause, he will be precluded from engaging, directly or indirectly, in any business activity that competes with the Company's business and from detrimentally affecting any relationship between the Company and, or soliciting away from the Company, any customer, supplier or employee of the Company for one year. If the Employment Agreement is not renewed by either the Company or Mr. Farrell prior to its scheduled expiration date, the noncompetition restriction will expire on March 31, 1998.

                 The Employment Agreement also provides that in the event any person or group of persons (i) acquires or makes a tender offer to acquire 30% or more of the Common Stock, or (ii) (a) acquires at least 10% of the Common Stock or (b) files a Schedule 13D or 13G with the Commission, and the Board of Directors believes that the ownership of Common Stock by such person or group of persons would adversely affect the Company's business (a "Change of Control"):

                 1. If within 180 days after a Change of Control Mr. Farrell's employment is terminated other than for cause or if he voluntary terminates his employment, he would be entitled to receive a lump sum payment equal to 2.99 times the average annual compensation paid to him for the five years immediately preceding such termination; and

                 2. All options held by Mr. Farrell to purchase Common Stock would immediately vest, or he would be entitled to surrender all of such options and receive an amount in cash per share equal to the difference between the option prices of the options surrendered and the greater of (i) the average price per share paid by the person acquiring control of the Company, (ii) the average price paid in connection with a tender offer for the Common Stock, or (iii) the average trading price of the Common Stock on the date of termination of Mr. Farrell's employment.

                 At the time of his appointment as the Company's President and Chief Executive Officer, and in consideration for his previous service to the Company, Mr. Farrell was granted an option to purchase up to 140,000 shares of Common Stock at a price of $3.06 per share. In August 1996, in recognition of the Company's turnaround since Mr. Farrell's appointment as the Company's President and Chief Executive Officer and in consideration for his services rendered in those capacities, Mr. Farrell was granted an option to purchase 200,000 shares of Common Stock at a price of $5.00. The exercise prices of these options are the market prices of the Common Stock on their respective grant dates.

                             PRINCIPAL STOCKHOLDERS

                 The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of December 16, 1996 by
(i) each person (or group of affiliated persons) who is known by the Company to own beneficially more than 5% of the outstanding shares of its Common Stock,
(ii) each director and executive officer of the Company and (iii) all executive officers and directors of the Company as a group. Except as indicated in the footnotes to this table, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

                                                      Beneficial Ownership
                                                  ------------------------------
                                                  Number                 Percent
                                                    of                      of
 Name and Address                                 Shares                  Class
                                                  -------                -------
 Wisdom Tree Associates, LP(1)                    665,000                   14%
 333 Seventh Avenue, 5th Floor
 New York, NY  10001
 Brian J. Farrell (2)                             185,333                  3.8%

 Lawrence Burstein(3)                              60,333                   *

 Murray L. Skala(4)                                38,334                   *


 Bruce Jagid(5)                                    35,000                   *

 Jeffrey C. Lapin(5)                               35,000                   *
 L. Michael Haller(6)                              26,667                   *

 Deborah A. Lake(7)                                36,108                   *
 All Directors and Executive Officers             416,775                  8.2%
 as a group(8)


----------------
*        Less than 1%.

(1) Based on information set forth in Amendment No. 4 to the Schedule 13D dated September 3, 1996 and filed with the Commission by Wisdom Tree Associates, L.P. and its affiliates, Jonathan L. Steinberg, Wisdom Tree Capital Management Inc. and Wisdom Tree Offshore, Ltd.

(2) Includes 160,000 shares issuable upon exercise of options exercisable within 60 days and 1,333 shares issuable upon exercise of a warrant.

(3) Includes 1,533 shares owned by Mr. Burstein's wife, as to which Mr. Burstein disclaims beneficial ownership, and 38,334 shares issuable upon exercise of options exercisable within 60 days.

(4) Consists of 38,334 shares issuable upon exercise of options exercisable within 60 days.

(5) Consists of 35,000 shares issuable upon exercise of options exercisable within 60 days.

(6) Consists of 26,667 shares issuable upon exercise of options exercisable within 60 days.

(7) Includes 33,333 shares issuable upon exercise of options exercisable within 60 days.

(8) Includes an aggregate of 363,333 shares issuable upon exercise of options within 60 days and 1,333 shares issuable upon exercise of a warrant.

                           DESCRIPTION OF SECURITIES


                 The Company is authorized to issue 100,000,000 shares of Common Stock, par value $.0001 per share, and 5,000 shares of Preferred Stock, par value $0.01 per share.

COMMON STOCK

                 As of December 16, 1996, 4,738,685 shares of Common Stock were issued and outstanding. The outstanding Common Stock is fully paid and nonassessable.

                 The holders of Common Stock are entitled to one vote per share for the election of directors and with respect to all other matters to be voted on by stockholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such shares voting for the election of directors can elect all of the directors if they choose to do so and, in such event, the holders of the remaining shares so voting will not be able to elect any directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor, subject to the rights accorded any class of Preferred Stock that may be issued. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. The holders of Common Stock have no conversion, preemptive or redemption rights.

PREFERRED STOCK

                 The Board of Directors has the authority to issue up to 5,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series. No shares of Preferred Stock are currently outstanding and the Company has no current plans to issue any shares of Preferred Stock.

WARRANTS AND OPTIONS

         The Company has outstanding 509,999 shares of Common Stock issuable upon exercise of options issued pursuant to the Stock Option Plan at a weighted-average exercise of $3.41 per share. The following table sets forth certain information with respect to the Company's outstanding warrants to purchase Common Stock and outstanding options to purchase Common Stock that were not issued under the Stock Option Plan:

 Number of Shares Issuable Upon Exercise   Expiration Date   Exercise Price
 ---------------------------------------   ---------------   --------------
 282,104                                       06/01/97          $15.00
 33,333                                        05/01/97          $12.15

 113,333                                       08/31/97          $22.50
 100,000                                                         $11.25

 33,333                                        04/23/98          $18.75
 8,333                                         10/01/98          $49.65

 6,667                                         12/06/98          $15.00
 101,660                                       12/01/97          $20.25

 10,164                                        12/01/98          $11.10

 10,164                                        12/01/98          $20.25
 5,000                                         06/30/98          $1.93

 1,667                                         06/9/00           $2.87
 25,000                                        06/9/00           $2.87

  89,343                                               12/31/98                                   $ 3.75

 140,000                                               02/15/00                                   $ 3.06
 200,000                                               08/28/01                                   $ 5.00

  25,000                                               08/02/06                                   $ 5.00
 -------                                                                                          ------


 1,185,101                                        Total/Average Exercise Price                    $11.65


TRANSFER AND REGISTRAR

                 The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.


                        SHARES ELIGIBLE FOR FUTURE SALE


                 Upon the completion of this offering, the Company will have 6,238,685 shares of Common Stock outstanding (6,463,685 if the Underwriters' over-allotment option is exercised in full), assuming that no warrants or options are exercised prior to such time. The shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, other than shares purchased by affiliates of the Company, as that term is defined under the Securities Act ("Affiliates").

                 The directors and executive officers of the Company have agreed that they will not, without the prior written consent of the Representative, sell any shares of Common Stock for a period of 180 days after the date of the consummation of this offering (the "Lock-Up Agreements").
After the expiration of the Lock-Up Agreements, 415,242 shares of Common Stock, plus any additional shares issued to such individuals pursuant to the exercise of warrants or stock options, will become freely tradeable subject to the restrictions imposed by Rule 144.

                 As of the date of this Prospectus, 704,091 shares of Common Stock were reserved for issuance pursuant to outstanding warrants at a weighted-average exercise price of $16.79 per share, substantially all of which have been registered for resale under the Securities Act subject to the limitations of Rule 144 promulgated under the Securities Act with respect to shares held by Affiliates. Only 5,000 of such warrants are exercisable at a price of less than $11.00 per share. See "Description of Securities -- Warrants and Options."

                 As of the date of this Prospectus, 509,999 shares of Common Stock were reserved for issuance pursuant to options granted under the Company's Stock Option Plan at a weighted average exercise price of $3.41 per share. The shares granted under the Stock Option Plan have been registered under the Securities Act and may be sold in the public market at any time (subject to the limitations of Rule 144 with respect to shares underlying options held by Affiliates). 234,167 of the shares issuable pursuant to these options would, if exercised, be subject to the Lock-Up Agreements. The Company also has an additional 481,010 shares reserved for issuance pursuant to other stock options granted by the Company at a weighted-average exercise price of $4.09 per share, of which 91,010 shares have been registered for resale and may be sold in the public market at any time, subject to the limitations of Rule 144 with respect to shares held by Affiliates. 365,000 of the shares issuable pursuant to these options would, if issued, be subject to the Lock-Up Agreements.

                 The Company cannot predict the effect, if any, that sales of shares of Common Stock, or the availability of such shares for sale will have on the market price prevailing from time to time. Sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.

                                  UNDERWRITING


                 The Underwriters named below (the "Underwriters"), acting through the Representative, Wedbush Morgan Securities Inc., have severally agreed with the Company, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all shares if any shares are purchased.

                 Underwriter                                Number of Shares
                 -----------                                ----------------
         Wedbush Morgan Securities Inc....................


                                                             _______________
         Total............................................      1,500,000


                 The Representative has advised the Company that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.__ per share, of which $0.__ may be reallowed to other dealers. After the public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representative. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

                 The Company has granted the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 225,000 additional shares of Common Stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 1,500,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 1,500,000 shares are being sold.

                 The Underwriting Agreement contains certain covenants of indemnity among the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act.

                 Pursuant to the terms of the Lock-Up Agreements, the executive officers and directors of the Company have agreed with the Representative that, until 180 days after the consummation of this offering, they will not, directly or indirectly, sell, contract to sell, make any short sale, pledge or otherwise dispose of any shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock, exclusive of securities purchased in connection with this offering or in the public trading market, without the prior written consent of the Representative. Subject to certain exceptions, the Company has also agreed until 90 days after the closing date of this offering not to issue, offer, sell, or grant options to purchase or otherwise dispose of any shares of the Company's Common Stock or any other securities convertible into or exchangeable for Common Stock or any other equity security, except with the prior written consent of the Representative. See "Shares Eligible for Future Sale."

                 The Representative has advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

                 In connection with this offering, certain Underwriters and selling group members (if any) may engage in passive market-making transactions in the Company's Common Stock on the Nasdaq National Market, or otherwise, accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market-making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters and selling group members engaged in passive market-making, generally, from entering a bid or effecting a purchase that exceeds the highest bid for these securities displayed on Nasdaq by a market maker that is not participating in the distribution. Under Rule 10b-6A, each underwriter or selling group member engaged in passive market-making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed.

                                 LEGAL MATTERS

                 Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company by Sidley & Austin, Los Angeles, California. Certain legal matters with respect to New York law will be passed upon for the Company by Feder, Kaszovitz, Isaacson, Weber, Skala & Bass, New York, New York. Certain legal matters will be passed upon for the Representative by Sheppard, Mullin, Richter & Hampton LLP, Los Angeles, California.


                                    EXPERTS

                 The financial statements of the Company as of December 31, 1995, 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

                  The Company's Annual Report on Form 10-K for the year ended December 31, 1995 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996, which have been filed by the Company with the Securities and Exchange Commission under the Exchange Act are incorporated by reference in this Prospectus. Any statement contained in a document incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

                 The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of that person, a copy of any or all of the documents which have been incorporated by reference in this Prospectus (other than certain exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents).
Written or telephone requests should be directed to T.HQ, Inc., 5016 North Parkway Calabasas, Calabasas, California 91302, Attention: Secretary (telephone (818) 591-1310).


                             AVAILABLE INFORMATION

                 The Company has filed with the Commission a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission or are contained in exhibits and schedules to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company, reference is made to the Registration Statement, including the exhibits thereto, and the financial statements and notes filed as a part thereof. Statements made in this Prospectus concerning the contents of any agreement or other document are not necessarily complete. With respect to each such agreement or other document filed with the Commission as an exhibit, reference is made to such exhibit for a more complete description, and each such statement is deemed qualified in its entirety by such reference.

                 The Company is subject to the informational requirements of the Exchange Act, and the rules and regulations thereunder, and in accordance therewith files reports and other information with the Commission. Such reports and other information filed by the Company can be inspected and copied at the Public Reference Section maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10007 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained upon written request addressed to the Commission, Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in New York, New York and Chicago, Illinois, at prescribed rates. The Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock is quoted on the Nasdaq Smallcap Market System under the trading symbol "TOYH". The Company has applied for listing on the Nasdaq National Market under the trading symbol "THQI." Other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                                   T.HQ, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                       Page
                                                                                                                       ----
INDEPENDENT AUDITORS' REPORT                                                                                           F-2
FINANCIAL STATEMENTS
     Consolidated Balance Sheets - December 31, 1994 and December 31, 1995 and unaudited
        September 30, 1996                                                                                             F-3
     Consolidated Statements of Operations for each of the Three Years in the Period Ended
       December 31, 1995 and the unaudited nine months ended September 30, 1995 and 1996                               F-4
     Consolidated Statements of Shareholders' Equity for each of the Three Years in the Period
       Ended December 31, 1995 and the unaudited nine months ended September 30, 1996                                  F-5
     Consolidated Statements of Cash Flows for each of the Three Years in the Period Ended
       December 31, 1995 and the unaudited nine months ended September 30, 1995 and 1996                               F-6
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                                                             F-8

All other financial statement schedules have been omitted since either (i) the schedule or condition requiring a schedule is not applicable or (ii) the information required by such schedule is contained in the Financial Statements and Notes thereto or in Management's Discussion and Analysis of Financial Condition and Results of Operations.

                          INDEPENDENT AUDITORS' REPORT


To the Shareholders of T.HQ, Inc.,
Calabasas, California

We have audited the accompanying consolidated balance sheets of T.HQ, Inc. and subsidiaries (the "Company") as of December 31, 1994 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1994 and 1995 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.






DELOITTE & TOUCHE LLP

Los Angeles, California
February 16, 1996

                          T.HQ, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                 December 31,                  September 30,
                                                            1994              1995                  1996
                                                        -------------     --------------      ---------------
                                                                                               (unaudited)
 Current assets:
    Cash                                                $   2,807,000     $    1,895,000      $    2,044,000
    Accounts receivable - net                               4,739,000          9,362,000           9,041,000
    Inventory                                               1,739,000          1,150,000           1,786,000
    Inventory deposits                                        196,000                                246,000
    Prepaid and deferred royalties                          2,861,000          1,776,000           1,932,000
    Software development costs                              2,202,000          2,037,000           3,264,000
    Income tax refund receivable                              209,000             27,000              27,000
    Prepaid expenses and other current assets                 260,000            153,000             443,000
                                                        -------------     --------------      --------------
           Total current assets                            15,013,000         16,400,000          18,783,000
 Equipment - net                                              518,000            516,000             609,000
 Other long term assets                                                                              801,000
                                                        -------------     --------------      --------------
           TOTAL ASSETS                                 $  15,531,000     $   16,916,000      $   20,193,000
                                                        =============     ==============      ==============


                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                   December 31,                 September 30,
                                                             1994               1995               1996
                                                        --------------      ------------      ---------------
                                                                                                 (unaudited)
 Current liabilities:
   Accounts payable and accrued expenses                $    3,664,000      $    4,707,000     $     4,392,000
   Accrued royalties                                         4,039,000           1,752,000           4,710,000
   Accrued returns and allowances                            3,574,000           2,859,000
   Advance from bank                                                                                 1,478,000
                                                        --------------      --------------      --------------
            Total current liabilities                       11,277,000           9,318,000          10,580,000
 Commitments and contingencies
 Shareholders' equity:
   Convertible preferred stock, par value $.01,
     5,000 shares authorized
   Common stock, par value $.0001,
     100,000,000 shares authorized; 2,790,650
     shares, 4,217,391 shares, and 4,701,420 shares
     issued and outstanding as of  December 31,
     1994, 1995, and September 30, 1996,
     respectively                                                4,000               4,000               4,000
 Additional paid-in capital                                 30,656,000          33,317,000          34,452,000
 Cumulative foreign currency translation adjustment           (442,000)           (360,000)           (367,000)
 Accumulated deficit                                       (25,964,000)        (25,363,000)        (24,476,000)
                                                        --------------      --------------      --------------
          Total shareholders' equity                         4,254,000           7,598,000           9,613,000
                                                        --------------      --------------      --------------
          TOTAL LIABILITIES AND
          SHAREHOLDERS' EQUITY                          $   15,531,000      $   16,916,000     $    20,193,000
                                                        ==============      ==============     ===============


                See notes to consolidated financial statements.

                          T.HQ, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                  For the Three Years Ended                        For the Nine Months Ended
                                                         December 31,                                    September 30,
                                      ---------------------------------------------------      -----------------------------------
                                           1993               1994              1995                1995                 1996
                                      -------------      -------------      -------------      --------------      ---------------
                                                                                                 (unaudited)          (unaudited)
 Net sales                            $  37,478,000      $  13,289,000      $  33,250,000     $   18,935,000      $    29,772,000

 Costs and expenses:
   Cost of sales                         31,415,000         12,651,000         19,501,000         10,798,000           16,783,000
   Royalties                              6,028,000          2,327,000          3,641,000          2,103,000            5,084,000
   Product development                    1,186,000            713,000            761,000            527,000              767,000
   Project abandonment                    5,489,000          3,754,000          1,025,000            375,000              375,000
   Selling                                4,843,000          5,909,000          2,393,000          1,689,000            2,304,000
   General and administrative             7,221,000          4,806,000          3,988,000          2,475,000            2,764,000
   Operating interest                       529,000            496,000          1,184,000            722,000              589,000
                                      -------------       ------------       ------------     --------------      ---------------
 Total costs and  expenses               56,711,000         30,656,000         32,493,000         18,689,000           28,666,000
                                      -------------       ------------       ------------     --------------      ---------------
 Income (loss) from operations          (19,233,000)       (17,367,000)           757,000            246,000            1,106,000
 Interest expense, net                     (420,000)          (112,000)          (134,000)           (92,000)            (215,000)
                                      -------------       ------------       ------------     --------------      ---------------
 Income (loss) before
   income taxes                         (19,653,000)       (17,479,000)           623,000            154,000              891,000
 Provision for (benefit
   from) income taxes                    (3,413,000)            11,000             22,000                                   4,000
                                      -------------       ------------       ------------     --------------      ---------------
 Net income (loss)                    $  (16,240,00)     $ (17,490,000)     $     601,000     $      154,000      $       887,000
                                      =============      =============      =============     ==============      ===============
 Net income (loss) per share          $      (10.80)     $       (8.75)     $         .17     $          .05      $           .19
                                      =============      =============      =============     ==============      ===============





                See notes to consolidated financial statements.

                          T.HQ, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

           For the Three Years Ended December 31, 1993, 1994 and 1995
            and the (unaudited) Nine Months Ended September 30, 1996



                                                                                                         Additional
                                                     Preferred          Common            Common           Paid-in
                                                       Stock            Shares            Amount           Capital
                                                     ---------         ---------        ----------        ---------------
 Balance at January 1, 1993                                            1,463,354         $   2,000         $   18,824,000
 Exercise of warrants and options                                         45,814                                2,001,000
 Net loss
 Foreign currency translation adjustment
                                                         ------        ---------         ---------         --------------
 Balance at December 31, 1993                                          1,509,168             2,000             20,825,000
 Issuance of common stock for cash                                     1,278,148             2,000              9,818,000
 Exercise of options                                                       3,334                                   13,000
 Net loss
 Foreign currency translation adjustment
                                                         ------        ---------         ---------         --------------
 Balance at December 31, 1994                                          2,790,650             4,000             30,656,000
 Exercise of warrants and options                                         91,530                                   48,000
 Issuance of preferred stock for cash                    (3,190)                                                2,613,000
 Conversion of preferred stock to common stock                         1,335,211
                                                         (2,865)

 Net income
 Foreign currency translation adjustment
                                                         ------        ---------         ---------         --------------
 Balance at December 31, 1995                               325        4,217,391             4,000             33,317,000
Exercise of warrants and options (unaudited)                             233,652                                  606,000
Conversion of preferred stock to common stock
    (unaudited)                                            (325)         127,717
 Issuance of stock (unaudited)                                           122,660                                  529,000
 Net income (unaudited)
 Foreign currency translation adjustment
 (unaudited)
                                                        -------        ---------         ---------         --------------
 Balance at September 30, 1996 (unaudited)                    0        4,701,420         $   4,000         $   34,452,000
                                                        =======        =========         =========         ==============



                                                        Cumulative
                                                          Foreign                 Retained
                                                         Currency                 Earnings
                                                        Translation             (Accumulated
                                                        Adjustment                Deficit)            Total
                                                      ---------------         ---------------     --------------
 Balance at January 1, 1993                              $   (528,000)        $     7,766,000     $   26,064,000
 Exercise of warrants and options                                                                      2,001,000
 Net loss                                                                         (16,240,000)       (16,240,000)
 Foreign currency translation adjustment                     (198,000)                                  (198,000)
                                                         ------------         ---------------     --------------
 Balance at December 31, 1993                                (726,000)             (8,474,000)        11,627,000
 Issuance of common stock for cash                                                                     9,820,000
 Exercise of options                                                                                      13,000
 Net loss                                                                         (17,490,000)       (17,490,000)
 Foreign currency translation adjustment                      284,000                                    284,000
                                                         ------------         ---------------     --------------
 Balance at December 31, 1994                                (442,000)            (25,964,000)         4,254,000
 Exercise of warrants and options                                                                         48,000
 Issuance of preferred stock for cash                                                                  2,613,000
 Conversion of preferred stock to common stock


 Net income                                                                           601,000            601,000
 Foreign currency translation adjustment                       82,000                                     82,000
                                                         ------------         ---------------     --------------
 Balance at December 31, 1995                                (360,000)            (25,363,000)         7,598,000
Exercise of warrants and options (unaudited)                                                             606,000
Conversion of preferred stock to common stock
    (unaudited)
 Issuance of stock (unaudited)                                                                           529,000
 Net income (unaudited)                                                               887,000            887,000
 Foreign currency translation adjustment
 (unaudited)                                                   (7,000)                                    (7,000)
                                                         ------------         ---------------     --------------
 Balance at September 30, 1996 (unaudited)               $   (367,000)        $   (24,476,000)    $    9,613,000
                                                         ============         ===============     ==============





                See notes to consolidated financial statements.

                          T.HQ, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                               For the Three Years Ended
                                                                     December 31,
                                                  -------------------------------------------------------
                                                       1993                 1994               1995
                                                  --------------      ---------------      --------------
    Cash flows from operating activities:

 Net income (loss)                                 $(16,240,000)        $(17,490,000)        $   601,000
 Adjustments to reconcile net income (loss)
     to net cash used in operating activities:
     Depreciation and amortization                    1,398,000              253,000             240,000
     Provision for doubtful accounts,
         discounts and returns                        9,756,000            3,888,000           4,145,000
     Deferred income tax benefit                       (203,000)
  Changes in operating assets and liabilities:
     Accounts receivable                             16,503,000           (2,127,000)         (5,875,000)
     Inventory and inventory deposits                 6,933,000            3,796,000             779,000
     Prepaid and deferred royalties and
         software development costs                   6,685,000            1,602,000           2,592,000
     Prepaid and deferred taxes
     Prepaid expenses and other current assets         (282,000)           2,292,000              99,000
     Income tax refund receivable                    (2,630,000)           2,398,000             201,000
     Accounts payable and accrued expenses           (1,029,000)           1,365,000           1,040,000
     Accrued royalties                               (4,202,000)          (2,083,000)         (3,628,000)
     Accrued returns and allowances                  (4,258,000)          (3,898,000)         (3,589,000)
     Income taxes payable                            (2,232,000)              18,000
                                                   ------------         ------------         -----------
 Net cash used in operating activities               10,199,000           (9,986,000)         (3,395,000)
                                                   ------------         ------------         -----------
 Cash flows used in investing activities:
     Long term investments
     Acquisition of equipment                          (952,000)            (188,000)           (239,000)
                                                   ------------         ------------         -----------
 Net cash used by investing activities                 (952,000)            (188,000)           (239,000)
 Cash flows from financing activities:
     Restricted cash - letters of credit              4,250,000
     Borrowings under notes payable bank              1,241,000
     Repayments of notes payable bank               (16,109,000)
     Advances from bank
     Proceeds from exercise of warrants and
       options                                        2,001,000               13,000              48,000
     Net proceeds from issuance of convertible
       preferred stock                                                                         2,613,000
     Net proceeds from issuance of common
       stock                                                               9,820,000
                                                   ------------         ------------         -----------
 Net cash provided by financing activities           (8,617,000)           9,833,000           2,661,000
                                                   ------------         ------------         -----------
 Effect of exchange rate changes on cash                (53,000)             133,000              61,000
                                                   ------------         ------------         -----------
 Net increase (decrease) in cash                        577,000             (208,000)           (912,000)
 Cash - beginning of period                           2,438,000            3,015,000           2,807,000
                                                   ------------         ------------         -----------
 Cash - end of period                              $  3,015,000         $  2,807,000         $ 1,895,000
                                                   ============         ============         ===========

 Supplemental disclosure of cash flow
     information:
 Cash paid during the period for income taxes      $  1,432,000         $          0         $    22,000
                                                   ============         ============         ===========
 Cash paid during the period for interest          $    462,000         $    235,000         $   230,000
                                                   ============         ============         ===========



                                                         For the Nine Months Ended
                                                               September 30,
                                                     --------------------------------
                                                          1995              1996
                                                     --------------    --------------
    Cash flows from operating activities:             (unaudited)        (unaudited)

 Net income (loss)                                   $   154,000        $   887,000
 Adjustments to reconcile net income (loss)
     to net cash used in operating activities:
     Depreciation and amortization                       176,000            176,000
     Provision for doubtful accounts,
         discounts and returns                         1,908,000          3,282,000
     Deferred income tax benefit
  Changes in operating assets and liabilities:
     Accounts receivable                              (1,825,000)        (2,696,000)
     Inventory and inventory deposits                  2,154,000           (868,000)
     Prepaid and deferred royalties and
         software development costs                    1,396,000          1,922,000
     Prepaid and deferred taxes                           66,000            (19,000)
     Prepaid expenses and other current assets            52,000           (290,000)
     Income tax refund receivable
     Accounts payable and accrued expenses                94,000            (58,000)
     Accrued royalties                                (2,870,000)          (348,000)
     Accrued returns and allowances                   (4,465,000)        (3,132,000)
     Income taxes payable
                                                     -----------        -----------
 Net cash used in operating activities                (3,160,000)        (1,144,000)
                                                     -----------        -----------
 Cash flows used in investing activities:
     Long term investments                                                 (501,000)
     Acquisition of equipment                           (108,000)          (267,000)
                                                     -----------        -----------
 Net cash used by investing activities                  (108,000)          (768,000)
 Cash flows from financing activities:
     Restricted cash - letters of credit
     Borrowings under notes payable bank
     Repayments of notes payable bank
     Advances from bank                                                   1,478,000
     Proceeds from exercise of warrants and
       options                                                              606,000
     Net proceeds from issuance of convertible
       preferred stock                                 2,733,000
     Net proceeds from issuance of common
       stock                                              (5,000)
                                                     -----------        -----------
 Net cash provided by financing activities             2,728,000          2,084,000
                                                     -----------        -----------
 Effect of exchange rate changes on cash                  57,000            (23,000)
                                                     -----------        -----------
 Net increase (decrease) in cash                        (483,000)           149,000
 Cash - beginning of period                            2,807,000          1,895,000
                                                     -----------        -----------
 Cash - end of period                                $ 2,324,000        $ 2,044,000
                                                     ===========        ===========

 Supplemental disclosure of cash flow
     information:
 Cash paid during the period for income taxes        $     7,000        $         0
                                                     ===========        ===========
 Cash paid during the period for interest            $   175,000        $   260,000
                                                     ===========        ===========






                See notes to consolidated financial statements.
                                  (continued)

Non-cash transactions (unaudited):

         On July 1, 1996 the Company issued 70,000 shares of common stock in lieu of cash to a former employee of the Company. This transaction resulted in a reduction in accounts payable and accrued expenses and a like increase in additional paid in capital in the amount of $229,000, the fair value of the stock issued on the date of issuance. Also on July 1, 1996, the Company issued 52,660 shares of common stock as part of the purchase price for a 25% interest in Inland Productions, Inc., increasing other long term investments and additional paid-in capital by $300,000.

                                   Concluded.

                          T.HQ, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (Information as of September 30, 1996 and for the nine months ended
                   September 30, 1995 and 1996 is unaudited)

1.       ORGANIZATION

         Business. T.HQ, Inc. a New York corporation, develops and publishes interactive entertainment software ("Software"). Substantially all of the Company's products are based on licenses for popular cultural trends and high-recognition names ("Properties").

         Unless the context otherwise requires, references in this document to "T.HQ" or the "Company" include T.HQ, Inc. and all of its wholly owned subsidiaries.

         License Agreements. The Company has a license agreement with Sony pursuant to which it has the non-exclusive right to utilize the Sony name and its proprietary information and technology in order to develop and market software for use with the 32-bit Sony PlayStation. This agreement expires in June of 1998.

         The Company has various license agreements with Nintendo pursuant to which it has the non-exclusive right to utilize the Nintendo name and its proprietary information and technology in order to develop and market Software for use with the 16-bit Super Nintendo Entertainment System ("SNES") and with the Nintendo Game Boy portable game console. The license agreements with Nintendo for such hardware platforms expire at various times through December 1997. The Company also seeks to participate in the newly emerging 64-bit Software market, as it has applied for a license from Nintendo to publish one of its Titles for the recently introduced 64-bit Nintendo 64.

         The Company has various license agreements with Sega pursuant to which it has the non-exclusive right to utilize the Sega name and its proprietary information and technology in order to develop and market Software for use with the 32-bit Sega Saturn, 16-bit Sega Genesis, and the portable Sega Game Gear. The license agreements with Sega for such hardware platforms expire at various times through 1999.

         The Company's Software business is dependent on its license agreements with Sony, Nintendo, and Sega. In particular, all of the Company's Software products are manufactured by Sony, Nintendo, and Sega, who charge the Company a fixed amount for each Software CD-ROM or cartridge manufactured, which charge includes a manufacturing, printing and packaging fee as well as a royalty for the use of their respective names, proprietary information and technology.

         In addition, the Company must indemnify Sony, Nintendo, or Sega as appropriate, with respect to all loss, liability and expense resulting from any claim against Sony, Nintendo, or Sega involving the development, marketing, sale or use of the Company's Titles, including any claims for copyright or trademark infringement brought against Sony, Nintendo, or Sega. As such, the

Company bears the risk that the Properties and information and technology licensed from Sony, Nintendo, or Sega and incorporated in the Software may infringe the rights of third parties. Generally, the Company is entitled to indemnification from its Software developers and Property licensors to cover its indemnification obligations to Sony, Nintendo, or Sega, but no assurance can be given that, if any claim is brought against the Company, said developers and/or licensors will have sufficient resources to indemnify the Company.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Principles of Consolidation. The consolidated financial statements include the accounts of T.HQ, Inc. and its wholly owned subsidiaries. All material intercompany balances and transaction have been eliminated.

         Unaudited Interim Financial Information. The interim financial information included herein has been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to such rules and regulations.

         In the opinion of management, such unaudited financial information includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth herein. The results for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for the full year.

         Foreign Currency Translations. Assets and liabilities of foreign operations are translated at current rates of exchange while results of operations are translated at average rates in effect for the period. Translation gains or losses are shown as a separate component of shareholders' equity. Foreign currency translation gains and losses result from exchange rate changes denominated in currencies other than the functional currency. The Company has not experienced significant foreign currency transaction gains or losses.

         Fair Values of Financial Instruments. The carrying value of accounts receivable and trade payables approximate the fair value due to their short-term maturities. The carrying value of the Company's advances from its bank is considered to approximate its fair value because the interest rate of this instrument is based on a variable reference rate.

         Inventory and Inventory Deposits. Inventories, which consist principally of finished products, are stated at the lower of cost (first- in, first-out basis) or market. On a quarterly basis, the Company estimates the net realizable value of slow-moving inventory on a title by title basis, and charges the excess of cost over net realizable value to cost of sales. Inventory deposits are prepayments to Software vendors or deposits to lenders opening letters of credit on behalf of the Company for the manufacture of specific products.

         Equipment. Equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from three to five years. Equipment consists of the following at:

                                                             December 31,                 September 30,
                                                    -------------------------------      -------------
                                                        1994              1995                1996
                                                    ------------     --------------      -------------
 Furniture, fixtures and equipment                     $ 776,000       $ 897,000           $1,158,000
 Leasehold improvements                                   10,000          20,000               20,000
 Less accumulated depreciation                          (268,000)       (401,000)            (569,000)
                                                       ---------       ---------           ----------
                                                       $ 518,000       $ 516,000           $  609,000
                                                      ==========       =========           ==========

         Depreciation expense for the years ended December 31, 1993, 1994 and 1995 was $1,209,000, $209,000, and $199,000, respectively and for the nine months ended September 30, 1995 and 1996 was $176,000 and $176,000, respectively.

         Royalties and Software Development Costs. Advance royalty payments for intellectual property licenses are recorded as prepaid royalties. All minimum guaranteed royalty payments are initially recorded as an asset (deferred royalties) and as a liability (accrued royalties) at the contractual amount upon execution of the contract. Royalty payments for intellectual property licenses are classified as current assets to the extent they relate to anticipated sales during the subsequent year. The Company utilizes both independent Software developers (who are paid advances against future royalties) and internal development teams to develop its Software. Such Software development costs are capitalized when technological feasibility has been established. Technological feasibility for entertainment Software such as the Company's has been established by Sony, Nintendo, and Sega for use with their respective hardware platforms. Royalty expense is computed using either a percentage of the related product dollar sales or a per unit sold calculation as sales are made. Amortization of prepaid royalty and software development costs, as a part of royalties expense, is provided on a product-by-product basis commencing with the general release of each product, based on the greater of the ratio of current gross revenues for the product to the sum of its current and anticipated gross revenues, or the straight line method over the remaining estimated economic life of the product. The Company also expenses as project abandonment losses advances or capitalized Software development costs when, in management's estimate, future revenues will not be sufficient to recover previously capitalized costs. Such abandonment losses are solely attributable to changes in market conditions or product quality considerations. Software development costs of $2,293,000, $935,000, and $1,768,000 were amortized in 1993, 1994, and 1995, respectively and of $1,033,000 and $1,625,000 were amortized in the nine months ended September 30, 1995 and 1996. Project abandonment losses related to Software development costs of $4,818,000, $2,743,000, and $1,025,000, were charged to expense in 1993, 1994, and 1995, respectively and of $375,000 was charged to expense in the nine months ended September 30, 1995 and 1996. Research and development costs are expensed as incurred and to date have not been material.

         Revenue Recognition. Revenue is recognized when the product is shipped, provided that no significant vendor support obligations remain outstanding, and provided that the collection of the resulting receivable is deemed probable by management. Although the Company sells its products on a no-return basis, in certain circumstances the Company may allow returns, price concessions, or allowances on a negotiated basis. The Company estimates such returns and allowances based upon management's evaluation of the Company's historical experience and current industry trends. Such estimates are deducted from gross revenue. Software is sold under a limited 90-day warranty against defects in material and workmanship. To date, the Company has not experienced material warranty claims. (See Note 3).

         Primary and Fully Diluted Earnings Per Share. Net income (loss) per share has been computed using the weighted average number of common shares and common share equivalents (which consists of warrants, convertible preferred stock, and options, to the extent they are dilutive). The weighted average number of common shares and common share equivalents outstanding in the years ended December 31, 1993, 1994, and 1995 were 1,504,000, 1,998,000, and
3,482,000, respectively and in the nine months ended September 30, 1995 and 1996 were 3,007,000 and 4,684,000. The difference between primary and fully diluted earnings per share is not significant.

         Non-monetary Transactions. Prior to 1995, the Company exchanged its products for media to facilitate the promotion of the Company's products. The exchanges are valued at the lower of cost or fair market value of products exchanged. The Company recorded expense related to these transactions of $2,061,000 during 1994.

         Reclassifications. Certain items in the 1993, 1994, and 1995 financial statements have been reclassified to conform to the 1996 presentation.

         Pervasiveness of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates relate to prepaid and deferred royalties, software development costs, accrued returns and allowances and the allowance for doubtful accounts.

         Impact of Recently Issued Accounting Standards. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". The Company does not plan to adopt the fair value features of the statement and will instead base its accounting on the provisions of Accounting Principles Board Opinion No. 25, which uses the intrinsic value method of accounting for stock options.

3. ACCOUNTS RECEIVABLE, FACTORING AGREEMENT, DUE FROM FACTOR AND ACCRUED RETURNS AND ALLOWANCES.

         Until July 18, 1996 the Company had a factoring and credit agreement (the "BNY Agreement") with BNY Financial Corporation ("BNY"), a wholly owned subsidiary of The Bank of New York. There were no open letters of credit under the BNY agreement at June 30, 1996.

         On July 18, 1996, the Company terminated its factoring and credit agreement with BNY and entered into a new financing and banking arrangement with Imperial Bank ("Imperial Agreement"). The Imperial Agreement permits the Company to draw down working capital advances and open letters of credit in amounts determined by a formula based on 70% of eligible accounts receivable and 50% of eligible inventory. The amount of eligible inventory in the formula may not exceed $1,500,000. The facility provides for maximum borrowings of $7,500,000, with advances bearing interest at the bank's prime rate plus 1.25% (% as of September 30, 1996. The Company has granted Imperial Bank a security interest in its domestic accounts receivable and inventories. The Imperial Agreement expires on June 30, 1997. Open letters of credit under the Imperial Agreement totaled $3,844,000 at September 30, 1996.

         The Imperial Agreement contains covenants that include, among other things, restrictions on additional borrowings, payment of dividends, and capital expenditures. The Company must also maintain a current ratio, defined as current assets divided by current liabilities, of not less than 1.5 to 1, and maintain profitable operations on a fiscal year basis. Additionally, the Company is required to maintain a minimum tangible net worth of $5,900,000 and minimum working capital of $5,000,000.

         The Company also has lines of credit with two additional lenders pursuant to which such lenders have agreed to issue letters of credit on the Company's behalf to Sony, Nintendo, and Sega for the purchase of software for the Company's domestic and European operations. The domestic and European lines are $5,000,000 and $2,500,000, respectively. Each of these lenders receives a fee for the issuance of such letters of credit, and each lender retains title to the inventory financed by such lender until such time as that inventory is sold. The domestic lender has a security interest in the domestic assets of the Company, subordinated to Imperial Bank's priority security interest. The current term of the agreement with the domestic lender expires on March 15, 1997, with automatic renewals at such date and every six months thereafter, unless terminated by either party. Open letters of credit with the domestic lender were $3,187,000 at September 30, 1996. The European lender has a first security interest in all of the Company's European subsidiaries' receivables, inventory, and other assets. The agreement may be canceled at any time at the lender's sole discretion. Open letters of credit under the agreement with the European lender were $728,000 as of September 30, 1996.

         Because BNY owned the Company's domestic receivables pursuant to the BNY agreement, prior to the effective date of the Imperial agreement the Company's domestic accounts receivables were presented net of advances from BNY (see table below). In addition, because BNY assumed credit risk for the Company's domestic receivables but did not assume risk of markdowns or allowances, the Company's reserve for such markdowns and allowances was presented as a liability is periods prior to the closing of the Imperial Agreement. Because Imperial does not own the Company's domestic receivables, advances from Imperial are now shown as a liability in the accompanying financial statements, and reserves for markdowns and allowances are now presented as a deduction from the Company's gross receivables.

         Accounts receivable are due primarily from domestic and foreign retailers and distributors, including mass merchants and specialty stores. Accounts receivable at December 31, 1994 and 1995 and the nine months ended September 30, 1996 are composed of the following:

                                                                    December 31,                 September 30,
                                                         ----------------------------------      ---------------
                                                              1994                1995                1996
                                                         --------------      --------------      ---------------
 Receivables assigned to factor                          $    5,031,000      $    7,348,000      $
 Advances from factor                                        (1,035,000)         (2,085,000)
                                                         --------------       -------------      ---------------
 Due from factor                                              3,996,000           5,263,000
 Accounts receivable - domestic                                                                       11,655,000
 Other accounts receivable, primarily foreign                 1,753,000           5,739,000            1,997,000
 Other receivables                                                7,000              51,000                4,000
 Allowance for foreign doubtful accounts                       (827,000)         (1,380,000)          (1,310,000)
 Allowance for foreign discounts and returns                   (190,000)           (311,000)            (112,000)
 Allowance for domestic accrued returns
    and allowances                                                                                    (3,193,000)
                                                         --------------      --------------      ---------------
          Accounts receivable - net                      $    4,739,000      $    9,362,000      $     9,041,000
                                                         ==============      ==============      ===============


         The allowance for foreign doubtful accounts consists of the following:

                                                                                         Nine Months Ended
                                               December 31,                                September 30,
                              ------------------------------------------------      -------------------------------
                                 1993             1994              1995              1995              1996
                             -------------      -----------      -------------      -----------      --------------
 Balance at January 1        $   (115,000)     $  (536,000)     $    (827,000)     $  (827,000)     $   (1,380,000)
 Provision for doubtful
    accounts                     (536,000)        (256,000)          (505,000)         (24,000)            (10,000)
 Actual write-offs
    (recoveries)                  115,000          (35,000)           (48,000)         (62,000)             80,000
                             ------------      -----------      -------------      -----------      --------------
 Ending balance
                             $   (536,000)     $  (827,000)     $  (1,380,000)     $  (913,000)     $   (1,310,000)
                             ============      ===========      =============      ===========      ==============

         The allowance for foreign discounts and returns consists of the following:

                                                                                        Nine Months Ended
                                               December 31,                               September 30,
                             -----------------------------------------------      ----------------------------
                                  1993              1994             1995             1995             1996
                             -------------      -----------      -----------      -----------      -----------
 Balance at January 1        $  (1,039,000)     $  (666,000)     $  (190,000)     $  (190,000)     $  (311,000)
 Provision for
    discounts and
    returns                       (842,000)        (280,000)        (766,000)        (199,000)        (275,000)
 Actual write-offs               1,215,000          756,000          645,000          223,000          474,000
                             -------------      -----------      -----------      -----------      -----------
 Ending balance              $    (666,000)     $  (190,000)     $  (311,000)     $  (166,000)     $  (112,000)
                             =============      ===========      ===========      ===========      ===========


         The allowance for domestic accrued returns and allowances, which is recorded as a liability in the accompanying financial statements for the periods ended December 31, 1993, 1994, and 1995, consists of the following:

                                                                                              Nine Months Ended
                                                 December 31,                                   September 30,
                             ----------------------------------------------------     ---------------------------------
                                  1993               1994               1995               1995               1996
                             -------------      --------------     --------------     --------------      -------------
 Balance at January 1        $           0      $   (4,120,000)    $   (3,574,000)    $   (3,574,000)     $  (2,859,000)
 Provision for
    discounts and
    returns                     (8,378,000)         (3,352,000)        (2,874,000)        (1,430,000)        (2,997,000)
 Actual write-offs               4,258,000           3,898,000          3,589,000          2,969,000          2,663,000
                             -------------      --------------     --------------     --------------      -------------
 Ending balance              $  (4,120,000)     $   (3,574,000)    $   (2,859,000)    $   (2,035,000)     $  (3,193,000)
                             =============      ==============     ==============     ==============      =============


4.       EMPLOYEE PENSION PLAN

         The Company sponsors for its employees a defined contribution plan intended to qualify under Section 401(k) of the Internal Revenue Code (the "Plan"). The Plan, as amended in 1991, provides that employees may defer up to 12% of annual compensation, and that the Company will make a matching contribution equal to each employee's deferral, up to 4% of compensation. The Company may also contribute funds to the Plan in the form of a profit sharing contribution. Expenses under the Plan were $116,000, $61,000, and $30,000 in 1993, 1994 and 1995, respectively, and $13,000 and $89,000 for the nine months ended September 30, 1995 and 1996 respectively.

5.       INCOME TAXES

         The provision (benefit) for income taxes consists of the following:

                                   1993                    1994                    1995
                             ---------------          --------------          ---------------
 Current
    Federal                  $    (2,973,000)         $            0          $        22,000
    State                            (96,000)                      0                        0
    Foreign                         (141,000)                 11,000                        0
                             ---------------          --------------          ---------------
                                  (3,210,000)                 11,000                   22,000
                             ---------------          --------------          ---------------

 Deferred
    Federal                         (301,000)                      0                        0
    State                             98,000                       0                        0
                             ---------------          --------------          ---------------
                                    (203,000)                      0                        0
                             ---------------          --------------          ---------------
                             $    (3,413,000)         $       11,000          $        22,000
                             ===============          ==============          ===============


         A reconciliation of the provision for income taxes at the federal statutory rate to the provision recorded in the accompanying financial statements is as follows:

                                                        1993             1994                1995
                                                       -----             -----               ----
 Federal provision at statutory rate                   (35.0)%           (35.0)%             35.0%
 Effect of foreign income taxes and other                 .7                .1
 Effect of net operating loss carryforward
 (utilized) not utilized                                16.9              35.0              (31.5)
                                                       -----              ----              -----
                                                       (17.4)%             0.1%               3.5%
                                                       =====              ====              =====

         The components of deferred tax assets (liabilities) are as follows:

                                                                     December 31,
                                      -------------------------------------------------------------------------------
                                                     1994                                       1995
                                      ---------------------------------        --------------------------------------
                                           Federal              State               Federal                  State
                                      --------------       ------------        --------------          --------------
 Deferred tax assets
    Allowance for doubtful
      accounts, discounts
      and returns                     $    1,215,000       $    228,000        $      973,000          $      216,000
    Net operating loss                     5,881,000            453,000             5,852,000               1,168,000
    License abandonment                      804,000            151,000               539,000                 559,000
    Other - net                              346,000             65,000               250,000                  56,000
                                      --------------       ------------        --------------          --------------
 Total deferred tax assets                 8,246,000            897,000             7,614,000               1,999,000
                                      --------------       ------------        --------------          --------------
 Deferred tax liabilities
    Software development costs              (854,000)           (47,000)             (893,000)               (573,000)
    State income taxes                      (288,000)                                (484,000)
                                      --------------       ------------        --------------          --------------
 Net deferred tax assets                   7,104,000            850,000             6,237,000               1,426,000
 Valuation reserve                        (7,104,000)          (850,000)           (6,237,000)             (1,426,000)
                                      --------------       ------------        --------------          --------------
 Deferred income taxes                $            0       $          0        $            0          $            0
                                      ==============       ============        ==============          ==============

         A valuation reserve has been provided in 1994 and 1995 because of the uncertainty regarding the realization of net deferred tax assets. The valuation reserve increased $5,407,000 during fiscal 1994 and decreased $291,000 in fiscal 1995.

         As of December 31, 1995 the Company has Federal and State net operating loss carryforwards of $17,488,000 (expiring from years 2008 to 2009) and $12,695,000 (expiring from years 1997 to 1999), respectively, which have not been recorded in the financial statements because of the uncertainty as to
realization.   Any significant increase in the number of common shares
outstanding would result in an "ownership change" of the Company for purposes of Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"). As a result, the amount of the Company's NOL available to reduce the Company's federal income tax liability in future years in which the Company has taxable income would be limited to an annual amount equal to the product of (i) the fair market value of the Company's capital stock on the date of consummation of the offering made hereby, multiplied by (ii) the "long-term tax exempt rate" published by the Internal Revenue Code.

6.       STOCK OPTION PLAN (See Note 8)

         The Company has a stock option plan (the "Option Plan") which provides for the issuance of up to 200,000 options to acquire the Company's common stock. In May 1995, the Company's shareholders approved an increase in the number of shares available under the Company's Stock Option Plan to 650,000 shares available for employees and non-employee directors. Stock options granted under the Option Plan may be Incentive Stock Options under the requirements of the Internal Revenue Code, or may be Nonstatutory Stock Options which do not meet such requirements. Options may be granted under the Option Plan to, in the case of Incentive Stock Options, all employees (including officers) of the Company; or, in the case of Nonstatutory Stock Options, all employees (including officers) or non-employee directors of the Company.

         The exercise price per share of all options granted in 1994, 1995, and the nine months ended September 30, 1996 has been the market price of the stock on the date of the grant. Generally, options granted become exercisable over three years and must be exercised within four years of the date of grant.

                   Stock Options                         Number of Shares
 ------------------------------------------------       -------------------
 Outstanding at January 1, 1994
    ($13.20 - $82.65 per share)                                  67,305
 Granted at $3.75 - $17.25 per share                            102,423
 Exercised at $3.75 per share                                    (3,334)
 Canceled at $31.95 - $78.75 per share                          (62,304)
                                                                -------
 Balance at December 31, 1994
    ($13.20 - $82.65 per share)                                 104,090
                                                                -------
 Granted at $2.87 - $9.30 per share                             609,833
 Exercised at $2.87 per share                                   (16,666)
 Canceled at $2.87 - $17.25 per share                           (42,666)
                                                                -------
 Balance at December 31, 1995
    ($2.87 - $78.675 per share)                                 654,591
                                                                -------
 Granted at $3.50 - $6.00 per share                             121,500
 Exercised at $2.87 - $3.75 per share                           (90,673)
 Canceled at $2.87 - $82.65 per share                          (158,254)
                                                                -------
 Balance at September 30, 1996                                  527,164
                                                                =======
 Options exercisable at September 30, 1996                      270,331
                                                                =======



         Included in the 1994 stock option grants is an option granted to Jack Friedman, the former president of the Company. This option was originally granted on February 24, 1994 at the price of $13.95 per share. Upon the resignation of Mr. Friedman and the re-negotiation of his employment agreement, options previously granted in 1994 were repriced to the then current market price of the stock of $3.75.

         During 1995, the Company granted 240,000 options outside of its plan, 140,000 options at $3.06 to Brian Farrell, the Company's president, 70,000 options to a former employee as a part of the employee's severance package (50,000 at $2.81 and 20,000 at $2.25), and 30,000 options at $2.87 to two outside consultants who have subsequently become employees of the Company. In 1996, the Company issued 200,000 options outside of its plan to Mr. Farrell at $5.00 per share.

Share prices for these options were at the market price of the Company's common stock at the date of the grant.

7.       MAJOR CUSTOMERS AND RELATED PARTY TRANSACTIONS

         Sales (before returns and allowances) to a major customer represented 16% and 18% of gross sales in the years ended December 31, 1993 and 1994, respectively. Sales (before returns and allowances) to two major customers were 12% and 10% in the year ended December 31, 1995. Sales (before returns and allowances) to a customer were 11% and 12% in the nine months ended September 30, 1995 and 1996, respectively. Sales (before returns and allowances) to two other customers represented 12% and 10% of sales, respectively in 1993. In 1994 one other customer represented 18% of sales (before returns and allowances).

         The Company also had sales of $407,000 in the year ended December 31, 1993, to Grand Toys, Ltd. ("Grand"). A former director of the Company who resigned in 1994 is a principal officer and director of Grand.

         The Company has an agreement with Trinity Capital Corp. ("TCC"), an officer and owner of which is a director of the Company, whereby the Company paid TCC $46,000 for financial consulting services in 1993.

         In 1993, 1994 and 1995 the Company paid the law firm of Feder, Kaszovitz, Isaacson, Weber, Skala & Bass, of which Mr. Skala, a director of the Company, is a partner, approximately $167,000, $275,000, and $214,000, respectively and in the nine months ended September 30, 1995 and 1996 the Company paid $214,000 and $177,000 respectively, for legal services.

8.       CAPITAL STOCK TRANSACTIONS

         In 1993, the Company entered into an agreement with an independent investor (the "LC Investor") pursuant to which the Investor posted a standby letter of credit in the principal amount of $5,000,000, in favor of BNY as additional collateral, expiring on February 28, 1994. Effective January 31, 1994, the Company entered into an agreement with the Investor whereby the Investor extended the expiration date of the standby letter of credit to December 31, 1994. As consideration, the Company reduced the exercise price of 100,000 warrants previously granted to the Investor to $12.15 per share (the then current market value of the Company's stock), and granted the Investor an additional 33,334 warrants to purchase the Company's common stock at $12.15 per share.

         In March 1994, the Company sold 133,334 shares of its common stock pursuant to Regulation S resulting in net proceeds to the Company of $980,000. In June 1994, the Company sold units consisting of 564,445 shares of common stock and warrants to purchase an additional 282,222 shares of common stock at $15.00 per share pursuant to Rule 506 of Regulation D of the Securities Act of 1993, as amended ("the Act"), resulting in net proceeds to the Company of $4,624,000. In September, October, and November 1994, the Company sold an aggregate of 478,704 shares of common stock resulting in net proceeds to the Company of $3,328,000, in sales exempt from the registration requirements of the Act pursuant to Registration S of the Act. In December 1994, the Company sold units consisting of 101,665 shares of common stock and warrants to purchase 101,665 shares of common stock at $20.25 per share in private placements pursuant to Regulation D of the Act, resulting in net proceeds to the Company of $888,000, (collectively "the Financings").

         The net proceeds received by the Company from the Financings were utilized in part in connection with the marketing and inventory purchase commitments related to the launch of the XBAND Videogame Modem (the "XBAND Modem") (See Note 9), and for the completion of certain Software products under development.

         On July 1, 1995, the Company granted a warrant to the Company's domestic letter of credit lender to purchase 60,000 common shares at a price of $1.93 per share. The warrant is excercisable until June 30, 1998.

         In the months of July, August and September 1995, the Company received aggregate net proceeds of $2,613,000 from the sales of certain of its convertible preferred stock pursuant to Regulation S of the Act. The preferred shares were convertible by the holders thereof into approximately 1,462,000 common shares of the Company. These shares were redeemable at the Company's option upon 30 days written notice, and earned dividends at the rate of 9% per annum, payable at the Company's option in cash or by issuance of common shares equal to the dividend amount divided by the average market price of the preceding five days. As of December 31, 1995, a total of 1,335,211 shares of common stock had been issued in connection with this transaction. As of February 1996, all preferred shares had been converted to common stock, a total of 1,462,928 shares of common stock were issued in connection with this transaction.

         On July 1, 1996, the Company issued 70,000 shares of common stock, at the fair market value of the stock on such date, in lieu of settlement of an accrued liability of $229,000 due to a former employee.

         During the years ended December 31, 1993, 1995 and the nine months ended September 30, 1996, the number of warrants to purchase the Company's common stock exercised were 40,000, 74,864, and 70,000, respectively. The Company received proceeds from the exercise of such warrants totaling $2,049,000. There were no warrants exercised during the year ended December 31, 1994.

9.       OTHER LONG TERM ASSETS

         On July 1, 1996, the Company acquired a twenty-five percent interest in Inland Productions, Inc., a software developer for home entertainment game systems. The investment consisted of $300,000 in cash and 52,660 shares of T.HQ common stock, and is included in other long term assets in the accompanying balance sheet. The Company has contracted with Inland for the development of 32-bit and 64-bit versions of WCW Wrestling.

         On August 7, 1996, the Company acquired the business of Heliotrope Studios, Inc. ("Heliotrope"), an interactive software developer for PC CD-ROM and an assignment of the distribution license and certain work-in-progress for a PC CD-ROM title (Pax Imperia II) from Blizzard Entertainment, a division of Davidson Associates. In connection with the acquisition, the Company incurred costs of $100,000 and assumed certain liabilities ($90,000) of Heliotrope. The excess of the Company's cost of the acquisition over the estimated fair value of assets acquired (approximately $190,000) has been included as a long term investment in the accompanying balance sheet. Such excess cost is being amortized over 60 months. Because Heliotrope's assets and operations prior to the acquisition were insignificant, no pro forma information is presented.

10.      COMMITMENTS AND CONTINGENCIES

         XBAND Modem Agreement. On April 23, 1994 the Company entered into a letter of agreement with Catapult Entertainment, Inc. ("Catapult"), pursuant to which T.HQ was the exclusive North American distributor of certain hardware products developed by Catapult. The Company was required to spend a minimum of $3,000,000 in 1994 and a minimum of $2,000,000 in the first quarter of 1995 to market and sell the XBAND Modem, and the Company was also required to finance all inventory purchases. By mutual agreement between the Company and Catapult, approximately $2,679,000 was spent in marketing efforts by the Company by December 31, 1994 on the XBAND Modem. Because of the slow sales of the XBAND Modem and the potential for markdowns and returns, the Company reserved approximately $2,000,000 (by charging such amount against net sales) for such markdowns and reserves in 1994.

         On May 31, 1995, the Company and Catapult entered into a new agreement related to the marketing and distribution of the XBAND Modem, pursuant to which Catapult purchased the Company's inventory and accounts receivable related to the XBAND Modem for approximately $3,200,000. At the closing of the agreement, Catapult paid approximately $1,100,000 owed by the Company to the manufacturer of the XBAND Modem, and $100,000 to the Company. The remaining amounts owing to the Company were to have been received upon the conclusion of equity financing by Catapult. The Company recorded the cash received at the closing as sales of the XBAND Modem in the year ended December 31, 1995 pursuant to the new agreement. Catapult has filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. If Catapult's plan of reorganization is approved by the Bankruptcy Court, T.HQ will receive approximately 15% of its remaining claim against Catapult, or approximately $200,000. Because of the uncertainty surrounding the receipt of any future proceeds, no accrual has been made for amounts due under the agreement which have not been received. The Company has a zero carrying value of the receivable from Catapult. As a result, any proceeds received in the future will result in a gain to the Company.

         Nintendo-Alpex Litigation. The Company has been advised by Nintendo that a lawsuit has been instituted against Nintendo by a party alleging that certain NES products, including licensee Software, manufactured and sold by Nintendo for its NES system infringed a certain patent, and that the party is seeking monetary damages and injunctive relief against Nintendo. Although Nintendo has asserted that its products do not infringe such patent, an adverse verdict was recently received and damages awarded by a jury against Nintendo. Nintendo has filed an appeal in the Federal Circuit Court of Appeals and briefs are being filed directly. The Company has also been advised that the relevant patent has expired and therefore there is no risk of injunctive relief. The impact of this decision, the ultimate outcome of such claim, and the effect on the Company, is uncertain. No claims have been asserted against the Company by Nintendo or any other party to the action.

         The Company has been advised by Nintendo that Alpex may assert that certain SNES and Game Boy Software also infringe the patent involved in the litigation. No legal proceedings have been commenced at this time against Nintendo or any other party. The Company has been advised that the relevant patent has expired and therefore, if any action is instituted, there is no risk of injunctive relief. Since the Company is not required to indemnify Nintendo from any claims arising from such suit, and the Company has not been named as a party to the suit, management believes that the risk of loss associated with these matters is remote.

         Royalties.  At December 31, 1994 and 1995, future minimum guaranteed
royalties were   $4,039,000 and $1,752,000, respectively and at September 30,
1996 were $4,710,000. Royalties are classified as current liabilities based upon contractual payment dates.

         Leases. The Company is committed under operating leases with lease termination dates to July 1998. Minimum future rentals pursuant to these leases as of December 31, 1995 are as follows:

         1996                     $255,000
         1997                      160,000
         1998                       95,000
                                  --------
                                  $510,000
                                  ========

Rent expense was $239,000, $251,000, and $184,000 in 1993, 1994, and 1995,
respectively and $156,000 and $133,000 in the nine months ended September 30, 1995 and 1996.


11.      OPERATIONS IN GEOGRAPHIC AREAS

The Company is engaged in the development, marketing and distribution of Software products, and formerly was engaged in the development, marketing and distribution of traditional toys and games which is considered to be a single segment. The following information sets forth geographic information on the Company's sales, earnings (losses) from operations and identifiable assets for the years ended December 31, 1993, 1994 and 1995:

                           (in thousands of dollars)

                                       United
                                       States             Europe            Asia           Elimination          Consolidated
                                       ------             ------            ----           -----------          ------------
 Year Ended December 31, 1993:
 Sales to unaffiliated customers         26,986              7,725           2,767                                  37,478
 Transfers between
    geographic areas                                                         1,106             (1,106)
                                        -------             ------           -----             ------              -------
 Total net revenue                       26,986              7,725           3,873             (1,106)              37,478
                                        =======             ======           =====             ======              =======
 Pretax earnings (loss)                 (16,764)            (2,411)           (642)               164              (19,653)
                                        =======             ======           =====             ======              =======
 Identifiable assets at
     December 31, 1993                   17,805              4,649             139               (288)              22,305
                                        =======             ======           =====             ======              =======

 Year Ended December 31, 1994:
 Sales to unaffiliated customers         11,114              2,175                                                  13,289
 Transfers between
    geographic areas                                                            84                (84)
                                        -------             ------           -----             ------              -------
 Total net revenue                       11,114              2,175              84                (84)              13,289
                                        =======             ======           =====             ======              =======
 Pretax earnings (loss)                 (16,017)            (1,459)            108               (111)             (17,479)
                                        =======             ======           =====             ======              =======
 Identifiable assets at
     December 31, 1994                   12,136              3,484             113               (202)              15,531
                                        =======             ======           =====             ======              =======
 Year Ended December 31, 1995:
 Sales to unaffiliated customers         24,894              8,356                                                  33,250
 Transfers between
    geographic areas
                                        -------             ------           -----             ------              -------
 Total net revenue                       24,894              8,356                                                  33,250
                                        =======             ======           =====             ======              =======
 Pretax earnings (loss)                   1,621               (869)             (4)              (125)                 623
                                        =======             ======           =====             ======              =======
 Identifiable assets at
     December 31, 1995                   13,681              3,415               2               (182)              16,916
                                        =======             ======           =====             ======              =======
 Nine Months Ended
    September 30, 1996:
 Sales to unaffiliated customers         22,264              7,508                                                  29,772
 Transfers between
    geographic areas
                                        -------             ------           -----             ------              -------
 Total net revenue                       22,264              7,508               0                  0               29,772
                                        =======             ======           =====             ======              =======
 Pretax earnings (loss)                     663                209              19                  0                  891
                                        =======             ======           =====             ======              =======
 Identifiable assets at
     September 30, 1996                  17,144              3,232               0               (183)              20,193
                                        =======             ======           =====             ======              =======

                    ________________________________________

No dealer, salesperson or other person has been authorized to give any information or to make any representations in connection with the offer and sale of the Securities other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date of this Prospectus.



                                _______________

TABLE OF CONTENTS                            Page
                                             ----
Prospectus Summary  . . . . . . . . . . . . .
Risk Factors  . . . . . . . . . . . . . . . .
Use of Proceeds . . . . . . . . . . . . . . .
Market Price of Common Stock  . . . . . . . .
Dividend Policy . . . . . . . . . . . . . . .
Capitalization  . . . . . . . . . . . . . . .
Selected Consolidated Financial Data  . . . .
Management's Discussion and Analysis of
Financial Condition and Results of Operations
Business  . . . . . . . . . . . . . . . . . .
Management  . . . . . . . . . . . . . . . . .
Principal Stockholders  . . . . . . . . . . .
Description of Securities . . . . . . . . . .
Shares Eligible for Future Sale . . . . . . .
Underwriting  . . . . . . . . . . . . . . . .
Legal Matters . . . . . . . . . . . . . . . .
Experts . . . . . . . . . . . . . . . . . . .
Incorporation of Certain Documents
by Reference  . . . . . . . . . . . . . . . .
Available Information . . . . . . . . . . . .
Index to Consolidated Financial Statements  .



                                1,500,000 SHARES





                                   T.HQ, INC.



                                  COMMON STOCK





                               __________________

                                   PROSPECTUS
                               __________________



                           WEDBUSH MORGAN SECURITIES


                              __________ __, 1997

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

                  The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered. All amounts shown are estimates except for the registration fee and the NASD filing fee.

Registration fee......................................................  $5065
NASD filing fee.......................................................  $1954
Nasdaq National Market fee............................................  $   *
Blue sky fees and expenses............................................  $   *
Printing and engraving expenses.......................................  $   *
Accountants' fees and expenses........................................  $   *
Attorneys' fees and expenses..........................................  $   *
Transfer agent and registrar fees.....................................  $   *
Miscellaneous.........................................................  $   *

      Total.......................................................  $400,000*


* To be supplied by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

                  Sections 721 through 726 of the New York Business Corporation Law permit indemnification of officers and directors under certain circumstances and subject to certain limitations. Article SEVENTH of the Certificate of Incorporation of the Company provides with respect to the indemnification of directors and officers that the Registrant may indemnify any and all directors and officers, to the fullest extent permitted by the New York Business Corporation Law, from and against any and all of the expenses, liabilities or other matters referred to in or covered by the New York Business Corporation Law, and that the indemnification provided for therein shall not be deemed exclusive of any other rights to which the persons so indemnified may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to acting in their official capacity and as to action in another capacity by holding such office, and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the heirs, executors and administrators of such a person.

                  These indemnification provisions and the indemnification agreements between the Company and its directors and officers may be sufficiently broad to permit indemnification of the Company's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act or otherwise.

                  The Company maintains a directors' and officers' liability insurance policy covering certain liabilities that may be incurred by directors and officers in connection with the performance of their duties. The entire premium for such insurance is paid by the Company.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (A) EXHIBITS

Exhibit Number

   **1.1     Form of Underwriting Agreement
   **5.1     Opinion of Sidley & Austin
   **5.2     Opinion of Feder, Kaszovitz, Isaacson, Weber, Skala & Bass
   *10.1     Amended and Restated 1990 Stock Option Plan, as amended
    10.2     Confidential Second Renewal License Agreement for Super Nintendo Entertainment System
             effective October 16, 1995, between Nintendo of America Inc. and the Company (Filed as Exhibit
             10.2(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference)
    10.3     Confidential First Renewal License Agreement for Gameboy effective January 1, 1995, between
             Nintendo of America Inc. and the Company (Filed as Exhibit 10.3(a) to the Company's Annual
             Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference)
    10.4     Confidential First Renewal International License Agreement for Super Nintendo Entertainment
             System effective February 6, 1995, between Nintendo Co., Ltd., and the Company (Filed as
             Exhibit 10.4(a) to the Company's Annual Report on Form 10-K for the year ended December 31,
             1995, and incorporated herein by reference)
   *10.5     First Extension Letter dated June 5, 1996, and Second Extension Letter dated September 13,
             1996 to Confidential First Renewal International License Agreement for Super Nintendo
             Entertainment System between effective February 6, 1995, between Nintendo Co., Ltd., and the Company.
    10.6     Confidential First Renewal International License Agreement for Gameboy dated November 6,
             1995, between Nintendo Co., Ltd., and the Company (Filed as Exhibit 10.5(a) to the Company's
             Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference)
    10.7     Confidential License Agreement for Super Nintendo Entertainment System dated September 28,
             1995, between Nintendo of America, Inc. and Black Pearl Software. (Filed as Exhibit 10.6(a) to
             the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference)
    10.8     Confidential License Agreement for Gameboy dated April 4, 1994, between Nintendo of America,
             Inc. and Malibu Games, Inc. (Filed as an Exhibit to the Company's Registration Statement on
             Form S-2 (File No. 33-81632) which became effective December 7, 1995, and incorporated herein by reference)
    10.9     Confidential First Renewal International License Agreement for Super Nintendo Entertainment
             System dated as of July 19, 1995, between Nintendo Co., Ltd., and Black Pearl Software, Inc.
             (Filed as Exhibit 10.8(a) to the Company's Annual Report on Form 10-K for the year ended
             December 31, 1995, and incorporated herein by reference)
    10.10    Confidential International License Agreement for Gameboy dated July 19, 1993, between Nintendo
             Co., Ltd., and Malibu Games, Inc. (Filed as an Exhibit to the Company's Registration Statement
             on Form S-2 (File No. 33-81632) which became effective December 7, 1995, and incorporated herein by reference)
   *10.11    Addendum dated September 28, 1995, together with Extension Letter dated July 9, 1996, and
             Second Extension Letter dated November 21, 1996, to Confidential International License
             Agreement for Game Boy dated July 19, 1993, between Nintendo Co., Ltd., and Black Pearl
             Software Inc.
    10.12    License Agreement for Sega Genesis System dated as of October 20, 1994, between Sega
             Enterprises, Ltd., and the Company (Filed as Exhibit 10.10(a) to the Company's Annual Report
             on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference)

   *10.13    License Agreement for North American Sega Saturn System effective as of February 26, 1996, between Sega Enterprises, Ltd., and the Company
    10.14    Confidential License Agreement for Gameboy effective as of September 28, 1995, between
             Nintendo of America Inc. and Black Pearl Software Inc. (Filed as Exhibit 10.7(a) to the
             Company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference)
    10.15    Employment Agreement of Brian Farrell dated as of February 15, 1995, between the Company and Brian J. Farrell (Filed as Exhibit 10.34 to the Company's Annual Report on Form 10-K for
             the year ended December 31, 1995, and incorporated herein by reference)
  **10.16    Stock Option Agreement dated as of August 28, 1996, between the Company and Brian J. Farrell
    10.17    401(k) Plan of the Company (Filed as an exhibit to Registration Statement on Form S-18 (File No.
             33-35582-NY) of Trinity, and incorporated herein by reference. Amendments made since original filing were filed as exhibits to the Company's Proxy Statements dated April 24, 1992, April 30, 1993 and April 28, 1994, respectively, as are incorporated herein by reference and modification made to this document was filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1991, and incorporated herein by reference)
    10.18    Form of Indemnification Agreement (Filed as an Exhibit to the Company's Registration Statement
             on Form S-1 (File No. 33-47767) or Amendment No. 1, Amendment No. 2, Amendment No. 3
             or Amendment No. 4 thereto and incorporated herein by reference)
    10.19    Security and Loan Agreement dated June 7, 1996, by and between the Company and Imperial
             Bank (Filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended
             June 30, 1996, and incorporated herein by reference)
   *10.20    First Amendment to Security and Loan Agreement dated June 7, 1996, by and between the Company and Imperial Bank.
    10.21+   Conversion, Manufacturing and Distribution Agreement dated as of March 8, 1995, by and between Electronic Arts Inc. and the Company (Filed as Exhibit 10.35 to the Company's Annual
             Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference)
    10.22+   Licensed Publisher Agreement dated November 10, 1995, by and between the Company and Sony
             Computer Entertainment Europe, a division of Sony Electronic Publishing Limited
             (Filed as Exhibit 10.42 to the Company's Annual Report on Form 10-K for the year ended
             December 31, 1995, and incorporated herein by reference)
   *10.23    Licensed Publisher-Supplemental Agreement dated April 11, 1996, by and between the Company and Sony Computer Entertainment Europe, a division of Sony Electronic Publishing Limited
   *10.24    Sony PSX License Agreement dated June 29, 1994, by and between the Company and Sony
             Computer Entertainment of America, a division of Sony Electronic Publishing Company
    10.25    Termination Agreement and Mutual Release dated May 31, 1995, by and between the Company and Catapult Entertainment, Inc. (Filed as an Exhibit to the Company's Registration Statement on
             Form S-2 (File No. 33-81632) which became effective December 7, 1995, and incorporated herein by reference)
    10.26    Stock Purchase Agreement dated as of June 28, 1996, by and between the Company and Inland
             Productions, Inc. (Filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the
             quarter ended September 30, 1996, and incorporated herein by reference)
    10.27    Stock Purchase Agreement dated as of August 2, 1996, by and between the Company and
             Heliotrope Studios, Inc.  (Filed as an Exhibit to the Company's Quarterly Report on Form 10-Q
             for the quarter ended September 30, 1996, and incorporated herein by reference)
    10.28    License Agreement dated July 11, 1994, between the Company and B.A.S.S., Inc. (Filed as
             Exhibit 10.38 to the Company's Annual Report on Form 10-K for the year ended December 31,
             1995, and incorporated herein by reference)

    10.29    License Agreement dated December 29, 1995, between the Company and Turner New Media, Inc.
             (Filed as Exhibit 10.41 to the Company's Annual Report on Form 10-K for the year ended
             December 31, 1995, and incorporated herein by reference)
   *10.30    Assignment of Rights dated as of July 23, 1996, between the Company and Blizzard Entertainment
   *10.31    Financing Contract dated 1994 between Opal Finance Corporation and the Company.
   *11       Statement re: computation of per share earnings
    *23.1    Consent of Deloitte & Touche LLP
   **23.2    Consent of Sidley & Austin (included in Exhibit 5.1)
   **23.3    Consent of Feder, Kaszovitz, Isaacson, Weber, Skala & Bass
             (included in Exhibit 5.2)
    *24.1    Power of Attorney (incorporated by reference to the signature page of this Registration Statement)

--------------------------
*      Filed herewith.
**     To be filed by Amendment.

+      Confidential treatment requested as to portions of this exhibit.

       (B)   FINANCIAL STATEMENT SCHEDULES

        None.

ITEM 17.  UNDERTAKINGS

             Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to Item 15 of this Part II to the Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

             The Registrant hereby undertakes that:

             (1) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (2) For the purpose of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                                POWER OF ATTORNEY


             KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Brian J. Farrell and Deborah A. Lake, and each of them acting individually, as his or her attorney-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all powers of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

                                   SIGNATURES

             Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable ground to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on the 20th day of December, 1996.

                                       T.HQ, INC.


                                       By: /s/ Brian J. Farrell
                                          -------------------------------------
                                          Brian J. Farrell
                                          President and Chief Executive Officer

                 Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature                                 Title                           Date
---------                                 -----                           ----
/s/Brian J. Farrell                President, Chief Executive         December 20, 1996
-------------------------          Officer and Director
Brian J. Farrell                   (Chief Financial Officer)

/s/Lawrence Burstein               Director                           December 20, 1996
-------------------------
Lawrence Burstein

/s/L. Michael Haller               Director; Senior Vice President    December 20, 1996
-------------------------
L. Michael Haller

/s/Murray Skala                    Director                           December 19, 1996
-------------------------
Murray Skala

/s/Bruce Jagid                     Director                           December 19, 1996
-------------------------
Bruce Jagid

/s/Jeffrey C. Lapin                Director                           December 19, 1996
-------------------------
Jeffrey C. Lapin

/s/Deborah A. Lake                 Vice President-Finance             December 19, 1996
--------------------------         and Administration
Deborah A. Lake                    (Principal Accounting Officer)

                                As filed with the
                       Securities and Exchange Commission
                              on December 23, 1996



                              Registration No. 333-


                    ---------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                    ---------------------------------------



                            -----------------------

                                   EXHIBITS TO

                                    FORM S-2

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            -----------------------

                                   T.HQ, INC.

                                INDEX OF EXHIBITS


Exhibit                                                                                Sequential
Number                    Exhibit Description                                          Page Number
------                    -------------------                                          -----------

  1.1       Form of Underwriting Agreement (20)                                             *

  5.1       Opinion of Sidley & Austin (20)                                                 *

  5.2       Opinion of Feder, Kaszovitz, Isaacson, Weber, Skala & Bass (20)                 *

 10.1       Amended and Restated 1990 Stock Option Plan, as amended

 10.2       Confidential Second Renewal License Agreement for Super Nintendo                *
            Entertainment System effective October 16, 1995, between Nintendo of America Inc. and the Company (1)

 10.3       Confidential First Renewal License Agreement for Gameboy effective              *
            January 1, 1995, between Nintendo of America Inc. and the
            Company (2)


 10.4       Confidential First Renewal International License Agreement for                  *
            Super Nintendo Entertainment System dated February 6, 1995, between Nintendo Co., Ltd., and the Company (21)

 10.5       First Extension Letter dated June 5, 1996, and Second Extension
            Letter dated September 13, 1996 to Confidential First Renewal
            International License Agreement for Super Nintendo Entertainment
            System effective February 6, 1995, between Nintendo Co., Ltd., and the Company.

 10.6       Confidential First Renewal International License Agreement for                  *
            Gameboy dated November 6, 1995, between Nintendo Co., Ltd., and the Company (4)


 10.7       Confidential License Agreement for Super Nintendo Entertainment                 *
            System dated September 28, 1995, between Nintendo of America,
            Inc. and Black Pearl Software (5)

 10.8       Confidential License Agreement for Gameboy dated April 4, 1994,                 *
            between Nintendo of America, Inc. and Malibu Games, Inc. (3)

 10.9       Confidential First Renewal International License Agreement for                  *
            Super Nintendo Entertainment System dated as of July 19, 1995, between Nintendo Co., Ltd., and Black Pearl Software, Inc. (6)

 10.10      Confidential International License Agreement for Gameboy dated                  *
            July 19, 1993, between Nintendo Co., Ltd., and Malibu Games, Inc.
            (3)

 10.11 Addendum dated September 28, 1995, together with Extension Letter dated July 9, 1996, and Second Extension Letter dated November 21,
            1996, to Confidential International License Agreement for Game Boy dated July 19, 1993, between Nintendo Co., Ltd., and Black Pearl
            Software Inc.

  10.12     License Agreement for Sega Genesis System dated as of October 20,               *
            1994, between Sega Enterprises, Ltd., and the Company (7)

  10.13 License Agreement for North American Sega Saturn System effective as of February 26, 1996, between Sega Enterprises, Ltd., and the
            Company

  10.14     Confidential License Agreement for Gameboy effective as of                      *
            September 28, 1995, between Nintendo of America Inc. and Black
            Pearl Software, Inc. (8)

  10.15     Employment Agreement of Brian Farrell dated as of February 15,                  *
            1995, between the Company and Brian J. Farrell (9)

  10.16     Stock Option Agreement dated as of August 28, 1996, between the                 *
            Company and Brian J. Farrell (20)

  10.17     401(k) Plan of the Company (10)                                                 *

  10.18     Form of Indemnification Agreement (11)                                          *

  10.19     Security and Loan Agreement dated June 7, 1996, by and between                  *
            the Company and Imperial Bank (12)

  10.20 First Amendment to Security and Loan Agreement dated June 7, 1996, by and between the Company and Imperial Bank.

 10.21+     Conversion, Manufacturing and Distribution Agreement dated as of                *
            March 8, 1995, by and between Electronic Arts Inc. and the
            Company (13)

 10.22+     Licensed Publisher Agreement dated November 10, 1995, by and                    *
            between the Company and Sony Computer Entertainment Europe, a
            division of Sony Electronic Publishing Limited (14)

  10.23 Licensed Publisher-Supplemental Agreement dated April 11, 1996, by and between the Company and Sony Computer Entertainment
            Europe, a division of Sony Electronic Publishing Limited

  10.24 Sony PSX License Agreement dated June 29, 1994, by and between the Company and Sony Computer Entertainment of America, a division of Sony Electronic Publishing Company

  10.25     Termination Agreement and Mutual Release dated May 31, 1995, by                 *
            and between the Company and Catapult Entertainment, Inc. (3)

  10.26     Stock Purchase Agreement dated as of June 28, 1996, by and                      *
            between the Company and Inland Productions, Inc. (18)

  10.27     Stock Purchase Agreement dated as of August 2, 1996, by and                     *
            between the Company and Heliotrope Studios, Inc. (18)

 10.28      License Agreement dated July 11, 1994, between the Company and                  *
            B.A.S.S., Inc.  (15)

 10.29      License Agreement dated December 29, 1995, between the Company                  *
            and Turner New Media, Inc. (19)

 10.30 Assignment of Rights dated as of July 23, 1996, between the Company and Blizzard Entertainment

 10.31 Financing Contract dated 1994 between Opal Finance Corporation and the Company

  11        Statement re: computation of per share earnings.

 23.1       Consent of Deloitte & Touche LLP

 23.2       Consent of Sidley & Austin (16)(20)                                             *

 23.3       Consent of Feder, Kaszovitz, Isaacson, Weber, Skala & Bass(16)(20)              *

--------------------------

* Not applicable. See the footnote below for the reference to the copy of the Exhibit incorporated by reference as an Exhibit hereto as such Exhibit has been heretofore filed with the Commission, to which there have been no amendments or changes; or to be filed by amendment hereto.


+        Confidential treatment requested as to portions of this exhibit.

(1) Filed as Exhibit 10.2(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

(2) Filed as Exhibit 10.3(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

(3) Filed as an Exhibit to the Company's Registration Statement on Form S-2 (File No. 33-81632) which became effective December 7, 1995, and incorporated herein by reference.

(4) Filed as Exhibit 10.5(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

(5) Filed as Exhibit 10.6(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

(6) Filed as Exhibit 10.8(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

(7) Filed as Exhibit 10.10(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

(8) Filed as Exhibit 10.7(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

(9) Filed as Exhibit 10.34 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

(10) Filed as an exhibit to Registration Statement on Form S-18 (File No. 33-35582-NY) of Trinity, and incorporated herein by reference. Amendments made since original filing were filed as exhibits to the Company's Proxy Statements dated April 24, 1992, April 30, 1993 and April 28, 1994, respectively, as are incorporated herein by reference and modification made to this document was filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1991, and incorporated herein by reference.

(11) Filed as an Exhibit to the Company's Registration Statement on Form S-1 (File No. 33-47767) or Amendment No. 1, Amendment No. 2, Amendment No. 3 or Amendment No. 4 thereto and incorporated herein by reference.

(12) Filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 and incorporated herein by reference.

(13) Filed as Exhibit 10.35 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

(14) Filed as Exhibit 10.42 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

(15) Filed as Exhibit 10.38 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

(16)     Included in Exhibit 5.1.

(17) Incorporated by reference to the signature page of this Registration Statement.

(18) Filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 and incorporated herein by reference.

(19) Filed as Exhibit 10.41 to the company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

(20)     To be filed by Amendment.

(21) Filed as Exhibit 10.4(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference